ANNUAL INFORMATION FORM

OF

RUBICON MINERALS CORPORATION

Suite 1540 - 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

(For the year ended December 31, 2012)

March 12, 2013

TABLE OF CONTENTS

CORPORATE STRUCTURE	1
Name, Address and Incorporation	1
Inter-Corporate Relationships	1
FORWARD-LOOKING STATEMENTS	2
CAUTION REGARDING ADJACENT OR SIMILAR MINERAL PROPERTIES	3
CAUTION REGARDING REFERENCE TO RESOURCES AND RESERVES	3
CAUTION REGARDING HISTORICAL RESULTS	4
DOCUMENTS INCORPORATED BY REFERENCE	4
DATE OF INFORMATION	4
CURRENCY	4
GLOSSARY OF TERMS	4
General	8
Resources/Reserves Definitions	10
GENERAL DEVELOPMENT OF THE BUSINESS	11
Three Year History	11
2010	11
2011	12
2012	15
Significant Acquisitions	17
Subsequent Events	17
GENERAL DESCRIPTION OF THE BUSINESS	18
Specialized Skill and Knowledge	18
Competitive Conditions	18
Business Cycles	18
Changes to Contracts	18
Environmental Protection	19
Employees	19
Foreign Operations	19
Bankruptcy, Receivership or Similar Proceedings	19
Material Reorganization	20
Social or Environmental Policies	20
RISK FACTORS	21
Resource Exploration and Development is Generally a Speculative Business	21
Mineral Resource Estimates	22
Potential Increase in Capital Costs	22
Title Risks	22
Aboriginal Title and Rights Claims	23
Uncertainty of Acquiring Necessary Permits and Licenses	23
Governmental Regulation	23
Market Price of Company’s Shares and Financing	24
Competition	24
Operating Hazards and Risks	24
Infrastructure	24
Environmental Quality Requirements	25
Province of Ontario	25
United States	25
Management	26
Conflict of Interest	26
Limited Operating History: Losses	26
Shares Reserved for Future Issuance: Dilution	27
Occupier Liability and Environmental Hazard Risks	27
Insurance and Uninsurable Risks	27
Accounting Policies and Internal Controls	27
Future Litigation may Impact the Company	27
Dividends	28
MATERIAL MINERAL PROJECT	28
Phoenix Gold Property	28
Permitting Summary	40
Exploration Expenditures	40
2012 Exploration	40
Qualified Person	41
OTHER PROJECTS	41
Other Red Lake projects (2010 –2012)	41
Adams Lake Property	41
East Bay Property	42
DMC Property	42
Humlin Property	42
Slate Bay Property	42
Advance Property	42
Red Lake North Property	42
Schlasinger Property	43
Brodie Property	43
Westend Property	43
Properties Under Option or Joint Venture	43
Wolf Bay Property	43
McCuaig JV Property	43
English Royalty Division	43
U.S. Projects	44
Nevada and Utah	44
Alaska	45
DIVIDEND RECORD AND POLICY	45
OTHER SHARE ISSUANCES	45
DESCRIPTION OF CAPITAL STRUCTURE	46
General Description of Capital Structure	46
CONSTRAINTS	46
RATINGS	46
MARKET FOR SECURITIES	46
Trading Price and Volume	46
ESCROWED SECURITIES	47
DIRECTORS AND OFFICERS	47
Name, Occupation and Security Holding	47
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	51
Cease Trade Orders	51
Bankruptcies	52
Penalties and Sanctions	52
Conflicts of Interest	53
PROMOTERS	53
AUDIT COMMITTEE	53
Audit Committee Charter	53
Composition of the Audit Committee	57
Relevant Education and Experience	58
Reliance on Certain Exemptions	58
Reliance on the Exemption in Subsection 3.3(2) or Section 3.6	59
Reliance on Section 3.8	59
Audit Committee Oversight	59
Pre-Approval Policies and Procedures	59
External Auditor Service Fees (By Category)	59
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	60
Legal Proceedings	60
Regulatory Actions	60
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	60
TRANSFER AGENTS AND REGISTRARS	61
MATERIAL CONTRACTS	61
NAMES AND INTERESTS OF EXPERTS	61
ADDITIONAL INFORMATION	63

ANNUAL INFORMATION FORM

CORPORATE STRUCTURE

Name, Address and Incorporation

Rubicon Minerals Corporation (“Rubicon” or the “Company”) was incorporated on March 4, 1996 under the Company Act (British Columbia) and was transitioned on June 23, 2005 under the Business Corporations Act (British Columbia) (the “BCBCA”). The shareholders of the Company also passed special resolutions to remove the pre-existing company provisions, to alter the Company’s authorized share structure to provide for an unlimited number of common shares and to adopt new Articles on June 23, 2005. The Company has a fiscal year end of December 31.

The Company’s head office is located at Suite 1540 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6 and its registered office is located at Suite 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7.

Inter-Corporate Relationships

Rubicon owns, directly or indirectly, 100% of the issued and outstanding shares of the following six subsidiaries:

0691403 B.C. Ltd. was incorporated under the BCBCA on March 31, 2004 and holds Rubicon’s interest in certain surface patents on the Phoenix Gold Property (as defined in the Glossary of Terms, below) in Red Lake, Ontario.  This is the only material subsidiary of Rubicon.

1304850 Ontario Inc. was incorporated under the Business Corporations Act (Ontario) (the “OBCA”) on September 14, 1998 and holds certain mineral properties that were acquired pursuant to the English Royalty Division agreement entered into in March 2003 (see the section titled “ Other Projects – Properties Under Option or Joint Venture - English Royalty Division”).

Rubicon Minerals Nevada Inc. was incorporated under the BCBCA on May 1, 2007 and holds a 100% interest in Rubicon Nevada Corp.

Rubicon Nevada Corp. was incorporated under the laws of the State of Nevada, on May 14, 2007 and holds all of the Company’s Nevada and Utah properties.

Rubicon Alaska Holdings Inc. was incorporated under the OBCA on January 12, 2006 and held beneficial title to all of the Company’s Alaskan properties.

Rubicon Alaska Corp. was incorporated under the laws of the State of Alaska on December 19, 2006 and held legal title to all of the Company’s Alaskan properties.

The following chart illustrates the Company’s structure, including subsidiaries as described above (collectively the “Subsidiaries”):

FORWARD-LOOKING STATEMENTS

This Annual Information Form (“AIF”), and the documents incorporated by reference herein, contain “forward-looking information” within the meaning of securities legislation, including the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, and are collectively referred to herein as “forward-looking statements”.  These forward-looking statements are made as of the date of this AIF or, in the case of documents incorporated by reference herein, as of the date of such documents. Other than as specifically required by applicable securities laws, the Company does not intend, and does not assume any obligation, to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable.  The material assumptions upon which such forward-looking statements are based include, among others:  that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project (as hereinafter defined) economic; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions; that the Company will meet its estimated timeline for the development of the Phoenix Gold Project; that the Company will continue to have the ability to attract and retain skilled staff; that the mineral resource estimate as disclosed in the Technical Report (as hereinafter defined) will be realized; and that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the Technical Report (as hereinafter defined).  The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements in this document include, but are not limited to, statements regarding the Company’s plans in respect of the development of the Phoenix Gold Project, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration operations, environmental risks, unanticipated reclamation expenses and title disputes or claims.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  In addition to the material assumptions described above, such factors include, among others:  actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; delays and other risks related to the mining industry; timing and receipt of regulatory approvals of operations; the ability of the Company and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and general business, economic, competitive, political and social conditions, as well as those factors discussed in the section titled “Risk Factors” in this AIF.

Although management of the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

It is important to note that the information provided in the Technical Report is preliminary in nature. There is no certainty that a potential mine will be realized or that a production decision will be made. A mine production decision that is made without a bankable feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work to ensure satisfactory operational conditions.

CAUTION REGARDING ADJACENT OR SIMILAR MINERAL PROPERTIES

This AIF contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises US investors that the mining guidelines of the US Securities and Exchange Commission (the “SEC”) set forth in the SEC’s Industry Guide 7 strictly prohibit information of this type in documents filed with the SEC. The Company is exempt from the requirements of Industry Guide 7 pursuant to the Canada-US Multi-Jurisdictional Disclosure System. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

CAUTION REGARDING REFERENCE TO RESOURCES AND RESERVES

National Instrument 43-101 Standards of Disclosure of Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  The disclosure in this AIF, including the documents incorporated herein by reference, uses terms that comply with reporting standards in Canada. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource”, “probable mineral reserve” and “proven mineral reserve” are defined in and required to be used by the Company by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility studies, pre-feasibility studies  or other economic studies, except in prescribed cases, such as in a preliminary economic assessment under certain circumstances. It cannot be assumed that all or any part of the measured mineral resources, indicated mineral resources or inferred mineral resources will ever be upgraded to a higher category.

Accordingly, information contained in this AIF and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CAUTION REGARDING HISTORICAL RESULTS

Historical results of operations and trends that may be inferred from the discussion and analysis in this AIF may not necessarily indicate future results from operations.  In particular, the current state of the global securities markets may cause significant reductions in the price of the Company’s securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations. See “Risk Factors – Market Price of Company’s Shares and Financing”.

DOCUMENTS INCORPORATED BY REFERENCE

The technical report titled, “F2 Gold System - Phoenix Gold Project Bateman Township Red Lake, Canada Technical Report” prepared by AMC Mining Consultants (Canada) Ltd., dated effective August 8, 2011 and filed on SEDAR on August 11, 2011 (the “Technical Report”) is specifically incorporated by reference into and forms an integral part of this AIF and may also be obtained online on the SEDAR website at www.sedar.com.

DATE OF INFORMATION

All information in this AIF is as of December 31, 2012, unless otherwise indicated.

CURRENCY

All dollar amounts are expressed in Canadian Dollars, unless otherwise indicated.

GLOSSARY OF TERMS

The following technical terms may be used in this AIF, and may appear capitalized or in lower case, without any difference in meaning.

“anomaly” - Any departure from the norm which may indicate the presence of mineralization in the underlying bedrock.

“Archean” - Geological ages older than 2.4 billion years.

“arsenopyrite” - A sulphide of arsenic and iron having the chemical formula FeAsS.

“assay” - An analysis to determine the presence, absence or quantity of one or more chemical components.

“Au” - Gold.

“Banded Iron Formation” - Iron formation that shows marked banding, generally of iron-rich minerals and chert or fine-grained quartz.

“basalts” - A fine-grained igneous rock dominated by dark-colored minerals, consisting of plagioclase feldspars (over 50 percent) and ferromagnesian silicates.

“base metal” - A metal, such as copper, lead, nickel, zinc or cobalt.

“belt” - A specific elongate area defined by unique geologic characteristics.

“breccia” - Rock fragmented into angular components.

“carbonate” - A rock composed principally of calcium carbonate (CaCO3).

“clastic” - Consisting of fragments of minerals, rocks, or organic structures that have been moved individually from their places of origin.

“copper” - A ductile, malleable base metal with a myriad of uses in construction (piping, wire) and electronics due to its high electrical and thermal conductivity and good resistance to corrosion.

“diamond drilling/drill hole” - A method of obtaining a cylindrical core of rock by drilling with a diamond impregnated bit.

“dip” - The angle at which a stratum is inclined from the horizontal.

“duplex structures” - A structural complex consisting of a roof thrust at the top and a floor thrust fault at the base, within which a suite of more steeply dipping imbricated thrust faults thicken and shorten the intervening panel of rock.

“F2 Core Zone” - Represents the initial discovery zone within the F2 Gold System.  This gold zone extends to a vertical depth of greater than 500 metres below surface (open at depth) and consists of sub-parallel lenses with intense biotite-amphibole-silica (+/- pyrrhotite-pyrite) altered titanium rich basalt (locally consisting biotite altered quartz breccia (+/- pyrrhotite-pyrite).

“F2 Gold System” - Is composed of high-grade gold mineralization and a lower grade sulphide-rich zone, which currently has a strike length of approximately 1,200 metres (3,937 feet) and a depth extent of 1,453 metres (4,767 feet) below surface and remains open along strike and at depth. The system appears to at least partly correlate with a large Titan-24 chargeability anomaly. The anomaly extends laterally from the F2 Gold System for over 1,500 metres (approximately 5,000 feet), and to depths up to 750 metres (approximately 2,500 feet) – the current depth limit of the survey. As for the setting and style of this zone, it is similar in many respects to the high-grade zones present at the nearby Red Lake Gold Mine. The F2 Gold System is 420 metres southeast of the existing shaft and is entirely independent from the previous gold resource of the McFinley Gold Deposit.

“fabric” - The spatial arrangement and orientation of the components (crystals, particles, cement) of a sedimentary rock. The complete spatial and geometrical configuration of all those components that make up a deformed rock. It covers such terms as texture, structure, and preferred orientation.

“fault” - A fracture in a rock along which there has been relative movement between the two sides either vertically or horizontally.

“feldspar” - A group of common rock-forming minerals that includes microcline, orthoclase, plagioclase and others.

“felsic” - Light-coloured silicate minerals such as quartz, feldspar and feldspathoids.

“ferromagnesian silicate” - Silicate in which positive ions are dominated by iron, magnesium, or both.

“finite strain” - The overall change in shape of the body or shape of a volume of rock.

“fold” - Bend, flexure, or wrinkle in rock produced when rock was in a plastic state.

“footwall” - The rock on the underside of a vein or ore structure.

“formation” - A body of rock identified by lithological characteristics and stratigraphic position.

“geochemistry/geochemical” - Study of variation of chemical elements in rocks or soil.

“geology/geological” - Study of the Earth’s history and life, mainly as recorded in rocks.

“geophysical” - Study of the Earth by quantitative physical methods, either by surveys conducted on the ground, in the air (by fixed wing aircraft or helicopter) or in a borehole or drill hole.

“gold” - A heavy, soft, ductile, malleable precious metal used in jewelry, dentistry, electronics and as an investment.

“g/t” - grams per metric tonne = 0.0292 troy ounce per short ton.

“igneous” - A classification of rocks formed from the solidification from a molten state.

“intercalated” - said of layered material that exists or is introduced between layers of a different character; esp. said of relatively thin strata of one kind of material that alternates with thicker strata of some other kind, such as beds of shale intercalated in a body of sandstone.

“intrusive” - A body of igneous rock formed by the consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface.

“komatiitic” - Magnesium-rich ultramafic volcanic rock of high temperature origin.

“mafic” - An igneous rock composed chiefly of dark iron and manganese silicate minerals.

“magma” - Naturally occurring silicate melt, which may contain suspended silicate crystals, dissolved gases, or both. These conditions may be met in general by a mixture containing as much as 65 percent crystals but no more than 11 percent dissolved gases.

“magnetic survey” - A geophysical survey conducted on the Earth’s surface that measures variations in the Earth's magnetic field caused by variations in rock type or geological structures.

“manganese” - A gray-white, hard, brittle metallic element. Symbol, Mn. Manganese does not occur uncombined in nature, but its minerals are widely distributed. Pyrolusite (MnO2) and rhodochrosite (MnCO3) are the most common minerals. The discovery of large quantities of manganese nodules on the ocean floor, containing about 24% manganese, holds promise as a source of manganese. Used to form many important alloys, esp. with steel, aluminum, and antimony; used in dry cells and glass, and in the preparation of oxygen, chlorine, and medicines.

“mapping” - The art and science of recording geological observations on a map.

“metamorphic” - Pertaining to the process of metamorphism or to its results.

“mineralization” - The concentration of metals and their chemical compounds within a body of rock.

“ore” - Rock containing mineral(s) or metals that can be economically extracted to produce a profit.

“outcrop” - An exposure of bedrock at the surface.

“oz/ton” - troy ounce per short ton = 34.2857 grams per metric tonne.

“plagioclase” - Any of a group of feldspars containing a mixture of sodium and calcium feldspars, distinguished by their extinction angles; crystal; triclinic.

“polyphase” - In deformation, having or undergoing two or more phases of deformation, such as a polyphase deformation.

“porphyry” - A rock consisting of larger crystals embedded in a more compact finer grained groundmass.

“prospecting” - The art and science of searching for mineral deposits.

“quartz” - A mineral composed of silicon dioxide.

“sediment” - Solid material that has settled down from a state of suspension in a liquid. More generally, solid fragmental material transported and deposited by wind, water or ice, chemically precipitated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form.

“sedimentary” - Pertaining to or containing sediment or formed by its deposition.

“sericite” - A white, fine-grained potassium mica occurring in small scales as an alteration product of various aluminosilicate minerals, having a silky luster, and found in various metamorphic rocks or in the wall rocks, fault gouge, and vein fillings of many ore deposits.

“shear zone” - An area of rock which has failed or sheared in response to applied stress.

“silicate” - A compound whose crystal structure contains SiO4 tetrahedra, either isolated or joined through one or more of the oxygen atoms to form groups, chains, sheets, or three-dimensional structures with metallic elements. Silicates were once classified according to hypothetical oxyacids of silicon.

“silicification” - The introduction of, or replacement by, silica, generally resulting in the formation of fine-grained quartz, chalcedony, or opal, which may fill pores and replace existing minerals.

“soil sampling” - Systematic collection of soil samples at a series of different locations in order to study the distribution of soil geochemical values.

“strain” - Change in the shape or volume of a body as a result of stress; a change in relative configuration of the particles of a substance.

“stratigraphy” - Strictly, the description of bedded rock sequences; used loosely, the sequence of bedded rocks in a particular area.

“strike” - Direction or trend of a geologic structure.

“structure/structural” - Pertaining to geological structure, i.e., folds, faults, etc.

“sulphide” - A group of minerals in which one or more metals are found in combination with sulfur/rock that has been sulphidized.

“tailings” - Material rejected from a mill after most of the recoverable valuable minerals have been extracted.

“tholeiitic” - Type of basaltic rock that is characterized by the presence of low-calcium pyroxenes in addition to clinopyroxene and calcic plagioclase.

“Uchi Subprovince” - The Uchi Subprovince is a Neoarchean volcanic sequence in Manitoba, Canada. It is the southern margin of the North Caribou terrane and comprises a number of greenstone belts, which contains volcanic rocks that record some 280 million years of volcanism.

“ultramafic” - Igneous rocks consisting mainly of ferromagnesian minerals to the exclusion of quartz, feldspar and feldspathoids.

“vein” - A thin sheet-like intrusion into a fissure or crack, commonly bearing quartz /a small vein or cluster of veins.

“volcanic” - Descriptive of rocks originating from volcanic activity.

General

“2012 Circular” means the Management Information Circular, dated May 25, 2012 for the Company’s 2012 Annual General Meeting of Shareholders held on June 27, 2012 and filed on SEDAR on June 1, 2012.

“AIF” means this Annual Information Form, together with the documents incorporated herein by reference.

“Company” or “Rubicon” means Rubicon Minerals Corporation.

“NI 43-101” means National Instrument 43-101, Standards of Disclosure for Mineral Projects, issued by the Canadian Securities Administrators.

“NI 51-102” means National Instrument 51-102, Continuous Disclosure Obligations, issued by the Canadian Securities Administrators.

“NI 52-110” means National Instrument 52-110, Audit Committees, issued by the Canadian Securities Administrators.

“NYSE MKT” means the NYSE MKT LLC Equities.

“Phoenix Gold Project” means project activities associated with the Phoenix Gold Property.

“Phoenix Gold Property” describes the property located in Bateman Township in the Red Lake District of Northwestern Ontario, approximately six kilometres north of the operating Red Lake Gold Mine hosting the F2 Gold System, as further described under the heading “Material Mineral Projects” herein.

“Preliminary Economic Assessment” or “PEA” means a study, other than a pre-feasibility or feasibility study, that includes an economic analysis of the potential viability of mineral resources and, in certain circumstances where the context requires herein, specifically refers to the Preliminary Economic Assessment for the Phoenix Gold Project, F2 Gold System, prepared by AMC Mining Consultants (Canada) Ltd. (“AMC”), with metallurgical sections prepared by Soutex Inc. (“Soutex”), which is included in the Technical Report.

“Preliminary Feasibility Study” is a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

“Qualified Person” for the purposes of NI 43-101 means an individual who

1.	is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geoscience, or engineering, relating to mineral exploration or mining;

2.
has at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice;

3.	has experience relevant to the subject matter of the mineral project and the technical report;

4.	is in good standing with a professional association; and

5.	in the case of a professional association in a foreign jurisdiction, has a membership designation that

(i)	requires attainment of a position of responsibility in their profession that requires the exercise of independent judgement; and

(ii)	requires

A	a favourable confidential peer evaluation of the individual’s character, professional judgement, experience, and ethical fitness; or

B.	a recommendation for membership by at least two peers, and demonstrated prominence or expertise in the field of mineral exploration or mining.

“Technical Report” means the technical report titled, “F2 Gold System - Phoenix Gold Project Bateman Township Red Lake, Canada Technical Report” prepared by AMC, dated effective August 8, 2011 and filed on SEDAR on August 11, 2011.

“TSX” means the Toronto Stock Exchange.

“TSX-V” means the TSX Venture Exchange.

Resources/Reserves Definitions

“Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“Mineral Reserve” is the economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Mineral Reserves are subdivided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves.

“Mineral Resource” is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

“Probable Mineral Reserve” is the economically mineable material derived from a Measured and, in some circumstances, an Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. It is estimated with a lower level of confidence than a Proven Mineral Reserve. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and, including consideration of and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

“Proven Mineral Reserve” is the economically mineable material derived from a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. It is estimated with a high level of confidence.  It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

“WFN” means the Wabauskang First Nation.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

2010
From January 1, 2010 to December 31, 2010, the Company completed a total of 155,134 metres of drilling and 3,907 metres of underground development at a total cost of $57.9 million.  A total of 135,819 metres of this drilling was focussed on the F2 Gold System.

In January of 2010, Rubicon entered into an Exploration Accommodation Agreement with the Lac Seul First Nation covering all pre-production work in respect of certain of Rubicon’s Red Lake area properties, including the Phoenix Gold Property, which are located on lands considered by the Lac Seul First Nation to be within its traditional territory. Rubicon secured the support of Lac Seul First Nation for the Phoenix Gold Project and its other Red Lake projects in return for certain benefits and accommodations. Consultations with Aboriginal Communities whose traditional territory includes Red Lake continued.

In April of 2010, the Company was awarded the Northwestern Ontario Developer of the Year Award. The award was presented by the Northwestern Ontario Prospectors Association and recognizes “an outstanding Northwestern Ontario developer or development project during the previous calendar year”.  The award recognized the collective efforts and achievements of Rubicon’s staff at the Phoenix Gold Project.

On May 27, 2010, the Company announced results from drill hole 305-05 at the Phoenix Gold Project.  The hole intersected 1.24 oz/ton gold over 22.6 feet (42.5 g/t gold over 6.9 metres) part of a broad vein zone grading 0.59 oz/ton gold over 49.2 feet (20.1 g/t gold over 15.0 metres).  The details with respect to those results are set out in the news release issued by the Company on May 27, 2010, which is available for review on SEDAR at www.sedar.com.

On July 12, 2010, the Company announced that preliminary metallurgical test work performed on several composite samples from the Phoenix Gold Project returned gold recoveries averaging 93.8%, and an absence of any refractory gold component despite the presence of appreciable sulphide minerals in the sampled gold zones and contained low arsenic content.  The samples were amenable to standard gravity and carbon-in-leach treatments.  The Company considered these results highly encouraging and undertook work designed for optimization of both future capital and operating costs.  Results were preliminary in nature with considerably more sample material and test work required to further characterize and optimize the F2 Gold System metallurgy.

On September 29, 2010, the Company filed a short form prospectus to qualify the secondary offering by Evanachan Limited (“Evanachan”) and McEwen Trading LP (“McEwen Trading”) (together, the “Selling Shareholders”) of an aggregate of 45,714,357 common shares of the Company at a price of $4.16 per share (the “Secondary Offering”).

The Selling Shareholders were entities owned or controlled by Robert R. McEwen, who had beneficial ownership of the shares owned by Evanachan and control and direction over the shares owned by McEwen Trading.  The Company was not entitled to any of the proceeds from the sale of such shares.  All expenses incurred in connection with the preparation and filing of the short form prospectus were paid by GMP Securities L.P.

The Selling Shareholders previously held 21.4% of the then issued and outstanding common shares of the Company.  After giving effect to the Secondary Offering, the Selling Shareholders confirmed that neither of them any longer owned any of the issued and outstanding common shares of the Company.  The Secondary Offering closed on October 5, 2010.  See “Material Contracts”.

In connection with the Secondary Offering, a NI 43-101 technical report was filed that summarized the Company’s exploration work completed on the Phoenix Gold Property up to July 31, 2010.  The report recommended that the Company continue to pursue its current exploration program (of which approximately $27.6 million remained to be spent between July 31, 2010 and the end of Q1 of 2011) and that it consider undertaking a preliminary resource and/or assessment of the geological potential prior to commencing its next phase of exploration and development.

Further third party studies were initiated by the Company in 2010. A paste fill study was conducted in parallel with the mining study (initially commenced in 2009) and was completed at the end of September 2010.

On November 29, 2010, the Company announced the first inferred gold resource and geological potential estimates for the Phoenix Gold Project, F2 Gold System. The estimates were prepared by Geoex Limited (“Geoex”) based on 166,886 metres of diamond drilling in 237 drill holes carried out between February 27, 2008 (the date of the initial discovery of the F2 Gold System) and July 31, 2010.  The estimates were contained in a technical report prepared by Geoex and filed on SEDAR on January 11, 2011. The estimates and technical report were subsequently replaced and superseded by: (i) the Company’s announcement of March 31, 2011, and (ii) the Amended Report, as defined below, filed on SEDAR on April 11, 2011.

On December 15, 2010, the Company announced that its Phoenix Gold Project team was awarded the Association for Mineral Exploration British Columbia Colin Spence Award for excellence in global mineral exploration.  The award was given for its role in the discovery and development of the F2 Gold System in Red Lake, Ontario.

On December 21, 2010, the Company announced the commencement of taking a bulk sample within part of the core area of the F2 Gold System.

2011
In early January, the Company announced further drill results from exploration drilling of the Phoenix Gold Project and specifically the F2 Gold System. The results were significant in that they showed development of the F2 Gold System below the current area of exploration drilling. Also referred to as “delineation drilling” in the Company’s announcements and releases, this exploration drilling was carried out to gain a better understanding of the structure and extent of the deposit.

In March 2011, the Company notified Kiska Metals Corporation (“Kiska”, formerly Rimfire Minerals Corporation) that the Company was terminating the option it held on the Alaska claims that were the subject of the option.  For more details, please refer to the section of this AIF titled “Other Projects - U.S. Projects - Alaska”.

On March 31, 2011, the Company announced amended inferred mineral resource and geological potential estimates for the Phoenix Gold Project, F2 Gold System. These amended estimates were prepared by Peter George of Geoex and resulted from a review by the British Columbia Securities Commission of the technical report prepared by Geoex and filed on SEDAR on January 11, 2011. The amended estimates replaced and superseded the estimates announced by the Company on November 29, 2010 and contained in the January 11, 2011 technical report.

On April 8, 2011, the Company announced an update on its exploration drill program for the Phoenix Gold Project, F2 Core Zone. At that time, a total of 16,000 metres of the Company’s planned 27,000 metre exploration drill program had been completed. The results of that initial exploration drilling continued to define the presence of northeast-trending (F1) gold mineralization associated with silicification, quartz veining and strong alteration within, and adjacent to, favourable host rock types. The final exploration drilling results were announced by the Company on June 1, 2011 by way of news release.

On April 11, 2011, the Company announced the filing of an amended NI 43-101 technical report (the “Amended Report”) containing amended inferred mineral resource and geological potential estimates and confirmed that the amended estimates contained therein amended and superseded the estimates announced by the Company on November 29, 2010 and which were the subject of the January 11, 2011 technical report.

In May and September 2011, the Company provided updates on its underground ‘9X’ exploration drill program carried out on the F2 Gold System at the Phoenix Gold Project. The details with respect to that updated information are set out in the news releases issued by the Company on May 12, 2011 and September 12, 2011, which are available for review on SEDAR at www.sedar.com.

As announced on June 27, 2011, the Company granted West Kirkland Mining Inc. (“West Kirkland”) the right to earn a majority interest in certain mineral rights held by the Company in the State of Nevada by spending US$15 million over four years.  If such a majority interest is earned by West Kirkland, the Company would still retain a significant interest in any future discovery.  For more details, please refer to the section of this AIF titled “Other Projects - U.S. Projects - Nevada and Utah”.

On June 29, 2011, the Company announced the results of a Preliminary Economic Assessment for its Phoenix Gold Project, F2 Gold System, which was prepared by AMC, with metallurgical sections prepared by Soutex. Both AMC and Soutex are independent of the Company.  The Technical Report, which was filed on SEDAR on August 11, 2011, disclosed the results of the Preliminary Economic Assessment and updated the mineral resources stated in the Amended Report.  For more details, please refer to sections of this AIF titled “Material Mineral Projects” and “Documents Incorporated By Reference”, namely the Technical Report.

The PEA was based on an updated mineral resource estimate containing an Indicated Mineral Resource of 1,028,000 tonnes grading 14.5 g/t gold (477,000 ounces of gold) and an Inferred Mineral Resource of 4,230,000 tonnes grading 17.0 g/t gold (2,317,000 ounces of gold).  Inferred resources are too speculative to have economic considerations applied to them and there is no certainty that the inferred resources will be converted to measured or indicated resources.

The PEA indicated that the F2 Gold System is a potentially viable project capable of producing a steady state average of 180,000 ounces of gold per year and over 200,000 ounces at its peak using conventional mining and processing techniques with an initial capital investment of $214 million (including a 30% contingency).

While the PEA is preliminary in nature, and includes inferred minerals resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, the Company was encouraged by the results of the PEA and the potential viability of the F2 Gold System as a producing project.

In respect of development at the Phoenix Gold Project in 2011, the Company completed lateral development of 1,222 metres and vertical development of 134 metres. The majority of the lateral development was to establish an additional drill platform and included the start of a new drift towards a new drill station and the start of a new level. The vertical component of the development was the completion of a waste pass.

In addition to the foregoing, hoist foundation civil work was completed and assembly of the double drum hoist began. The Company commissioned the surface substation for receipt of electrical power and voice and data lines were installed to service the project site. In this regard, the Company received and accepted offers to connect from Hydro One Networks Inc. (“Hydro One”) for a total of 5.3MW of electrical power.

On July 28, 2011, the Company announced the completion of the purchase by Agnico-Eagle Mines Limited (“Agnico-Eagle”) of 21,671,827 common shares of the Company at a price of $3.23 per common share for proceeds to the Company of approximately $70,000,000. As a result of this private placement, Agnico-Eagle became the owner of 9.2% of the then issued and outstanding shares of the Company.

In August 2011, Franco-Nevada Corporation (“Franco-Nevada”) purchased all of the right, title and interest of Dominion Goldfields Corporation (“Dominion Goldfields”) in the 2% net smelter returns royalty payable on that part of the Company’s Phoenix Gold Project lying beneath the waters of Red Lake, Ontario (and excluding mining properties covering the land portion of the Phoenix Gold Project) (the “Royalty”).  The transaction did not trigger any rights of first refusal on the Royalty; however, the Royalty remained subject to Rubicon’s prior right, exercisable at any time, to purchase 25% of the Royalty (being 0.5% of the 2% net smelter returns) for US$675,000.

In September 2011, the Company announced the appointment of Mr. Michael Winship as a director of the Company.

The Company announced on October 25, 2011 that, by exercising a right of first refusal, it acquired, and thereby extinguished, the 3% net smelter returns royalty payable on the mining properties covering the land portion of the Company’s Phoenix Gold Project. This acquisition was separate and apart from the acquisition by Franco-Nevada of the 2% net smelter returns in August 2011 as described above. Consideration for this transaction was the issuance of 1,216,071 of the Company’s common shares at a deemed price per share of $3.50, for total consideration of $4,256,249.

On December 2, 2011, the Company announced that the Ontario Ministry of Northern Development and Mines had accepted the Company’s Production Closure Plan for the Phoenix Gold Project. This approval was necessary in order for the Company to continue its development and further construction of mining facilities for the Phoenix Gold Project.

The Company updated certain drilling and operational information relating to the F2 Gold System on December 7, 2011. The details with respect to that updated information are set out in the news release issued by the Company on December 7, 2011 and which is available for review on SEDAR at www.sedar.com.

Results of this updated drilling and operation information included 156.0 g/t gold over 4.0 metres (4.55 oz/ton gold over 13.1 feet) in a shallow southern extension and 90.9 g/t gold over 0.5 metres (2.65 oz/ton gold over 1.6 feet) and 184.7 g/t gold over 0.5 metres (5.39 oz/ton gold over 1.6 feet) in deeper drilling.

With respect to operational information, the Company announced:

•	Completion of grid power distribution to underground workings and surface infrastructure, including the new hoisting plant.

•	Completion of electrical and mechanical commissioning of new hoist.

•	Completion of a head frame extension with new sheave deck and back legs.

•	Preparation to resume shaft sinking early in Q1 of 2012. It is planned to extend the shaft to a depth of 610 metres.

•
Continued vertical development of a rock pass from the 305 metre level to the 122 metre level, ongoing lateral development on the 244 metre level and the completion of improved ventilation for underground workings.

•	Completion of potable water system.

•	Geotechnical drilling on the tailings management facility.

•	Ongoing procurement initiatives for semi-autogenous grinding (“SAG”) and ball mills (long lead items).

•	Initiation of studies under the technical services agreement with Agnico-Eagle Mines Limited.

2012
On February 29, 2012, the Company announced the completion of a bought deal equity financing through a syndicate of underwriters which included GMP Securities L.P. and TD Securities Inc. as co-lead underwriters as well as UBS Securities Canada Inc., Mackie Research Capital Corporation, Scotia Capital Inc. and NCP Northland Capital Partners Inc.

The Company offered 49,000,000 common shares by way of a short form prospectus at a price of $4.10 per share for aggregate gross proceeds to the Company of $200,900,000 to be used to advance the development of the Phoenix Gold Project and for working capital and general corporate purposes.

The short form prospectus was filed in all of the provinces of Canada, other than Québec, pursuant to National Instrument 44-101 – Short Form Prospectus Distributions and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

On March 21, 2012, the Company announced that the Ontario Ministry of Environment had accepted the Company’s amendments to the Permit to Take Water, the Industrial Sewage Certificate of Approval and the Air Certificate of Approval, pertaining to the Phoenix Gold Project. These final approvals, combined with its existing Closure Plan, were necessary for the Company to be fully permitted to develop, construct and operate a potential mining and milling facility for the Phoenix Gold Project.

The Company updated certain drilling information relating to the F2 Gold System on March 29, 2012. The details with respect to that updated information are set out in the news release issued by the Company on March 29, 2012 and which is available for review on SEDAR at www.sedar.com.

Results of this updated drilling information included 446.4 g/t gold over 2.0 metres (13.02 oz/ton gold over 6.6 feet), 113.8 g/t gold over 2.9 metres (3.32 oz/ton gold over 9.5 feet) plus the deepest gold intercept to date of 1511 metres below surface.

On April 30, 2012, the Company announced the appointment, effective June 1, 2012, of Mr. Michael A. Lalonde to the position of President and Chief Operating Officer of the Company. Following his appointment and a transition period of up to six months, Mr. Lalonde would then assume the position of President and Chief Executive Officer of the Company. Dr. Adamson was to remain as Chief Executive Officer during the transition period and thereafter would assume the position of Chairman of the board of directors. On December 6, 2012, the Company announced that the resignation of Dr. Adamson from the position of Chief Executive Officer and the assumption by Mr. Lalonde of the position of President and Chief Executive Officer would be made effective January 1, 2013.

On May 8, 2012, the Company announced that its Phoenix Gold Project budget to the end of Q3 of 2012 had been increased by $27.8 million to $82.8 million. Approximately 60% of the increase was directed towards accelerating mill foundation work and the fabrication of the mill building ($16.6 million including 20% contingency). The remainder was to be used to fund additional mill engineering work, the completion of the down payment on the SAG and ball mill and additional diamond drilling.

The Company updated certain drilling information relating to the F2 Gold System on May 14, 2012.  The details with respect to that updated information are set out in the news release issued by the Company on May 14, 2012 and which is available for review on SEDAR at www.sedar.com.

Results of this updated drilling information included 156.9 g/t gold over 1.7 metres (4.58 oz/ton gold over 5.6 feet) from the West Limb Basalt 2 (“WLB2 Zone”), 152.4 g/t gold over 1.5 metres (4.45 oz/ton gold over 4.9 feet) from the WLB2 Zone and 33.6 g/t gold over 3.0 metres (0.98 oz/ton gold over 9.8 feet) from the 122-10 Zone.

On June 4, 2012, the Company announced that it had been advised by Agnico-Eagle that it had disposed of a significant portion of its shareholdings of the Company in the public markets and that Agnico-Eagle intended to make securities regulatory filings containing details of this disposition in due course.

The Company updated certain drilling information relating to the F2 Gold System on July 16, 2012. The details with respect to that updated information are set out in the news release issued by the Company on July 16, 2012 and which is available for review on SEDAR at www.sedar.com.

Results of this updated drilling information included 55.8 g/t gold over 2.0 metres, 18.9 g/t gold over 5.0 metres, 25.3 g/t gold over 3.0 metres and 198.6 g/t gold over 1.0 metre.

On July 30, 2012, the Company announced the appointment of Mr. Peter M. Rowlandson to its board of directors.

The Company updated certain drilling and operational information relating to the F2 Gold System on November 13, 2012.  The details with respect to that updated information are set out in the news release issued by the Company on November 13, 2012 and which is available for review on SEDAR at www.sedar.com.

Results of the updated drilling information included 767.0 g/t gold over 1.0 metre, 278.4 g/t gold over 1.0 metre, and 24.1 g/t gold over 2.3 metres and extended gold system to depth over a mile below surface.  With respect to operational information, the Company announced:

•
Continued work on optimization studies. The Company continued to prepare and review studies on the optimization of the existing PEA. The purpose is to evaluate different mining scenarios to refine and improve the currently proposed mining plan and economics.

•	Completion of the 2012 underground infill drilling program.

•	Shaft sinking progress with shaft bottom at 552 metres (1,810 feet) below surface, having advanced 186 metres since July 2012.

•	Continued evaluation of the cost/benefit of extending the shaft to approximately 1,000 metres.

•	Mill building foundation progress at 76% and the steel erection for the CIL portion of the building having been commenced by December 31, 2012. .

•	Delivery of long lead items such as the SAG and Ball Mills was on schedule for Q3 of 2013 and selection of the processing equipment progressing on schedule.

On December 17, 2012, the Company announced it had learned via press reports that Wabauskang First Nation (“WFN”) had instructed its lawyers to file a lawsuit related to Rubicon’s Phoenix Gold Project in Red Lake, Ontario, in the Divisional Court of Ontario.  On December 21, 2012, the Company clarified that it had been named in an application for judicial review focused on the Province of Ontario’s authority to approve a production closure plan and challenging the discharge of the duty to consult. The Company stated that it was proud of the record of its consultations with Aboriginal Communities, and while remaining committed to the consultation process and inviting WFN back to the negotiating table to discuss the terms of a benefits agreement, the Company intended to vigorously defend its consultation record and the application which the Company believed to be without merit. WFN has requested a postponement of its application for judicial review until after the Ontario Court of Appeal has given its decision in the Keewatin v. Minister of Natural Resources Appeal and the Company has agreed to this postponement.

The Company decided to not complete the annual claim rentals for its Alaskan exploration properties, and therefore, retains no further interest in this property.  For more details, please refer to the section of this AIF titled “Other Projects - U.S. Projects - Alaska”.

Significant Acquisitions
Neither the Company nor any of its subsidiaries has made any significant acquisitions during the financial year ended December 31, 2012 that would require the Company or its subsidiaries to file a Form 51-102F4 Business Acquisition Report under Part 8 of NI 51-102.

Subsequent Events
On January 7, 2013, the Company announced the appointment of Mr. Daniel A. Labine, as a new Vice President of Operations effective January 21, 2013 and hiring of Mr. Allan Candelario, as a new Director of Investor Relations effective January 2, 2013.

On January 28, 2013, the Company provided an update on the construction and development of its Phoenix Gold Project situated in Red Lake, Ontario. The Company reported that it continued to make good progress with the sinking of the shaft. The shaft bottom was at 610 metres below surface as of March 12, 2013 and the Company continues to evaluate the economics of the shaft extension and its use for further resource identification.  The mill carbon-in-leach building foundation had been completed, as well as the erection of the steel framework.  The Company plans to complete and release the summary of its updated mineral resource at the end of the first quarter of 2013.  The report will include data from over 100,000 metres of core drilling since late 2011.

The Company continues to prepare and review studies on the optimization of the existing preliminary economic assessment released in August 2011. The purpose is to evaluate different mining scenarios to refine and improve the currently proposed mining plan and economics.  The optimization studies are scheduled to be completed in the second quarter of 2013.  The Company also noted that additional capital costs may have to be incurred, but that the amount of any such capital cost increase cannot be accurately estimated until these optimization studies are completed.

The Company has commissioned SRK Consulting to conduct the updated mineral resource estimate and optimization studies.

Based on achieving the current scheduled milestones, and subject to the Company’s ongoing progress and evaluation of the construction, development and potential production of the Phoenix Gold Project, the timeline to potential production would be the second half of 2014.

As of December 31, 2012, the Company had approximately $171 million in cash and cash equivalents, and investments, and approximately $157 million in working capital.  Approximately $85 million has been spent on the project to date.

GENERAL DESCRIPTION OF THE BUSINESS

The Company is primarily a mineral exploration company engaged in the acquisition, exploration and development of gold and base-metal exploration properties both through Company-funded and partner-funded exploration.  The Company is also involved in the investment in other mineral exploration and resource companies.  The financial success of the Company is dependent upon its ability to discover economically exploitable mineralization.

The Company controls over 65,000 acres of exploration ground in the Red Lake gold camp, in the province of Ontario.  At present, the Company’s main focus is on advanced exploration and development of its 100% owned Phoenix Gold Property (see “Material Mineral Projects”).  The Company also controls land packages in Nevada and Utah, United States; however, at present, the Company is not dependent to any material extent on foreign operations. The Company does not have any assets or mineral properties that are in production or that contain a mineral reserve. Please refer to the section of this AIF titled “Material Mineral Projects” for a description of the Company’s inferred mineral resource estimates.

Specialized Skill and Knowledge
All aspects of the Company’s business require specialized skills and knowledge.  Such skills and knowledge include the areas of geology, engineering, operations, environmental, drilling, logistical planning and implementation of exploration and development programs, treasury, accounting and legal.  While periods of increased activity in the resource mining industry can make it more difficult to locate competent employees and consultants in such fields, the Company has been able to locate and retain such employees and consultants and believes it will continue to be able to do so.

Competitive Conditions
The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial and technical facilities than itself.  Competition could adversely affect the Company’s ability to acquire suitable producing properties or prospects for exploration  in the future (see “Risk Factors”).

Business Cycles
The mineral exploration business is subject to mineral price cycles. The marketability of minerals and mineral concentrates and the ability to finance the Company on favourable terms is also affected by worldwide economic cycles.

Changes to Contracts
It is not expected that the Company’s business will be affected in the current financial year by the renegotiation or termination of contracts or sub-contracts.

Environmental Protection
The Company conducts exploration activities in the Canadian province of Ontario.  Such activities are subject to various laws, rules and regulations governing the protection of the environment, including, in some cases, posting of reclamation bonds.

In Canada, extensive environmental legislation has been enacted by federal and provincial governments. Such legislation imposes rigorous standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water.

All phases of the Company’s operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees.

If environmental assessments are triggered, they can cause delay to the decision as to whether or not the relevant exploration property will be placed into production. To the best of the Company’s knowledge, all of the Company’s activities are in compliance in all material respects with applicable environmental legislation.

There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. The cost of compliance with changes in governmental regulations has the potential to preclude entirely the economic development of a property.

The financial and operational effects of environmental protection requirements on the Company’s capital expenditures, profit or loss and competitive position have not been significant in the year ended December 31, 2012, and are not expected to become significant until and unless the Company develops a mine on one of its exploration properties.

As at December 31, 2012, the Company has deposited $3,108,222 with the Ministry of Northern Development and Mines (“MNDM”) as financial assurance for future estimated remediation costs associated with the on-going development of the Phoenix Gold Project.  On December 2, 2011, the MNDM accepted and approved the Company’s Production Closure Plan for the Phoenix Gold Project.

Employees
As at December 31, 2012, the Company and its subsidiaries had 49 full-time employees. The Company also relies on consultants and contractors to carry out many of its activities and, in particular, to carry out project development activities and to supervise work programs on its mineral properties.

Foreign Operations
The Company is not carrying out work at its foreign operations to any material extent. Although it has exploration properties in Nevada and Utah, the Company’s main focus is on exploration of its Phoenix Gold Property in Ontario, Canada.

Bankruptcy, Receivership or Similar Proceedings
There has been no bankruptcy, receivership, or similar proceedings against the Company or any of its subsidiaries, or any voluntary bankruptcy, receivership or similar proceedings by the Company or any of its subsidiaries within the three most recently completed financial years and up to the date of this AIF, and none are proposed for the current financial year.

Material Reorganization
There has been no material reorganization of the Company or any of its subsidiaries within the past three financial years or completed during the current financial year and no material reorganization has been proposed for the current financial year.

Social or Environmental Policies
The Company is, and has been, carrying out exploration and development in Canada, principally in the Province of Ontario. Such activities are subject to various laws, rules and regulations governing the protection of the environment, including posting of reclamation bonds.  Management has adopted and is committed to a Health, Safety and Environmental (“HS&E”) Policy designed to ensure that it continues to comply with or exceeds all environmental regulations currently applicable to it.  To the best of the Company’s knowledge, all of the Company’s activities are in compliance in all material respects with applicable environmental legislation.

The HS&E Policy is provided below:

“Health, Safety and Environmental Policy

•
“Rubicon Minerals Corporation is committed to eliminating injury and illness in the workplace, and to ensuring the well being of the environment and the communities in areas where the Company operates. To achieve these objectives the Company will:

•	Provide staff with the resources to identify, manage and minimize health and safety risks to employees, contractors and communities where the Company operates.

•	Assess existing and potential project related risks and avoid, manage or mitigate these risks during all project stages and emergency situations.

•	Meet or surpass legislative obligations and organizational conformance requirements.

•
Monitor performance, compare against recognized industry standards, seek continual improvement through the implementation of management systems and report on performance to stakeholders in a timely manner.

•	Oblige management, employees, contractors and suppliers to be aware of compliance obligations and promote a commitment to health, safety and environment at all levels.

•	Monitor, investigate and report on accidents and incidents in a manner that encourages continuous learning and improvement of health, safety and environmental performance.

•	Establish capacity to deal with emergency situations and update plans and procedures to reflect the experience gained from every test, incident, or accident.

•	Promote safe, healthy and environmentally conscientious behaviour as a Company core value and encourage this behaviour both in and away from the workplace.”

In addition, Rubicon entered into an Exploration Accommodation Agreement with the Lac Seul First Nation covering certain of Rubicon’s Red Lake area properties that are located on lands considered by the Lac Seul First Nation to be its traditional territory.  See “General Development of the Business - Three Year History - 2010”.

Consistent with its continuing consultation with the Aboriginal Communities whose traditional territory includes Red Lake, Rubicon developed its Aboriginal Policy. The principles of Rubicon’s Aboriginal Policy are provided below:

“Aboriginal Policy

•	Rubicon management endeavors to develop and operate sustainable projects that meet high economic, environmental and social standards.

•	We respect and value the communities that neighbor our projects, and recognize the unique status of the First Nations and the Métis Nation of Ontario as the original members of those communities.

•
Whenever our operations might affect First Nations or the Métis Nation of Ontario, Rubicon seeks to develop enduring relationships with those First Nations and the Métis Nation of Ontario built upon trust and respect.

Rubicon will:

•	develop and maintain mutually beneficial relationships with First Nations and the Métis Nation of Ontario communities in the areas of our operations.

•	initiate and maintain ongoing, transparent and good faith communications with First Nations and the Métis Nation of Ontario in the area of our exploration projects.

•	consult with First Nations and the Métis Nation of Ontario communities in the areas of our projects to inform them of our plans and to listen and understand their interests.

•	respect the traditional knowledge, cultural practices, and culturally-significant sites of First Nations and the Métis Nation of Ontario.”

RISK FACTORS

An investment in the common shares of the Company is highly speculative and subject to a number of risks. An investor should carefully consider the risk factors described below, together with all of the other information included or incorporated by reference in this AIF.

The risks described below are not the only ones which may affect the Company. Additional risks that the Company currently does not foresee or believes to be immaterial may become important factors that affect the Company’s business. If any of the following risks occur, or if others occur, the Company’s business, operating results and financial condition could be materially adversely affected and investors may lose all of their investment.  Details of the risk factors identified under this heading and “Forward-Looking Statements” in this AIF should be carefully reviewed and evaluated by prospective investors before purchasing the common shares of the Company.

The Company is subject to a number of risks due to the nature of its business and the present stage of development of business. The following factors should be considered:

Resource Exploration and Development is Generally a Speculative Business
Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting both from the failure to discover mineral deposits and from finding mineral deposits which, though present, are insufficient in size and grade at the then prevailing market conditions to return a profit from production.  The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The Company has no mineral producing properties at this time.  Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered “mineral reserves”.  The Company has not defined or delineated any proven or probable mineral reserves on any of its properties.  Although the resource estimates contained in the Technical Report (incorporated by reference herein) have been prepared by Qualified Persons, these amounts are inferred and indicated resource estimates only and no assurance can be given that any particular level of recovery of gold, silver or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve.  See “Forward-Looking Statements”, “Caution Regarding Reference to Resources and Reserves”, “General Development of the Business” and “Material Mineral Projects” in this AIF.

Extensive development of any of the Company’s properties will only follow upon obtaining satisfactory exploration results and successful economic studies.  Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in the discovery of a body of commercial ore on any of its properties.  Several years may pass between the discovery of a deposit and its exploitation.  Most exploration projects do not result in the discovery of commercially mineable mineralized deposits.

Mineral Resource Estimates
The mineral resource figures referred to in the Technical Report, this AIF and the documents incorporated herein by reference, and in documents filed by the Company from time to time on SEDAR at www.sedar.com are estimates only and no assurance can be given that any particular level of recovery of gold or other minerals from mineral resources will in fact be realized or that an identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be economically exploited.  There can be no certainty that any mineral resources will be converted to mineral reserves.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Any material change in the quantity of mineralization, grade or ore to waste ratio, or the price of gold may affect the economic viability of any property held by the Company.  In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The grade of the reported mineral resource estimates is uncertain and it is uncertain whether further technical studies will result in an upgrade to it.  Further drifting on the mineralized zones is required to complement the current bulk sample and add confidence in the continuity of mineralized zones in comparison to the current block model.

Until mineral reserves and resources are actually mined and processed, the quantity of mineral reserve and resource grades must be considered as estimates only.

Potential Increase in Capital Costs
Capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build and complete a development project. Additional capital costs may have to be incurred in respect of the Phoenix Gold Project, but the amount of any such capital cost increase cannot be accurately estimated until ongoing optimization studies are completed.  See  “Subsequent Events”.

Title Risks
The confirmation of title to resource properties is a very detailed and time-consuming process.  Title to, and the area of, the mineral interests held by the Company may be disputed.  There is no guarantee that such title will not be challenged or impaired.  There may be challenges to the title of the properties in which the Company may have an interest, which, if successful, could result in the loss or reduction of the Company’s interest in the properties.

Although title to its material property has been reviewed by independent counsel and an opinion of title has been obtained by or on behalf of the Company, no assurances can be given that there are no title defects affecting the properties.  Title insurance generally is not available for mining claims and other types of mineral tenure in Canada and the Company’s ability to ensure that it has obtained secure title to individual mineral properties may be severely constrained.

Although a legal boundary survey exists on its Phoenix Gold Property, Rubicon has not conducted surveys of all of its other mineral interests in which it holds direct or indirect interests; therefore, the precise area and location of such claims may be in doubt.  Accordingly, properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects.  In addition, Rubicon may be unable to conduct work on the properties as permitted or to enforce its rights with respect to its properties.

Aboriginal Title and Rights Claims
Aboriginal title and rights may be claimed with respect to Crown properties or other types of tenure with respect to which mining rights have been conferred.  The Company is not aware of any treaty land entitlement claims or Aboriginal land claims having been formally asserted or any legal actions other than the lawsuit brought by Wabauskang First Nation (“WFN”) in December of 2012, relating to Aboriginal issues having been instituted with respect to the Phoenix Gold Property.  There can be no assurance that treaty or further Aboriginal rights will not be asserted in the future in respect of the Phoenix Gold Property, or any of the Company’s other properties.  In addition, other parties may dispute the Company’s title to its properties and its properties may be subject to prior unregistered agreements or transfers or land claims by Aboriginal peoples, and title may be affected by undetected encumbrances or defects or government actions.

Uncertainty of Acquiring Necessary Permits and Licenses
Although the Company’s Production Closure Plan was approved by the MNDM on December 2, 2011, and the remaining material permits required for the projected production phase (as contemplated in the PEA) of the Phoenix Gold Project were received in Q1 of 2012, the operations of the Company will still require certain non-material approvals from various governmental authorities as the development continues. In the lawsuit brought by WFN, they are challenging the jurisdiction of the Province of Ontario to grant approval to closure plans and challenging the discharge of the duty to consult.  While construction and development continues under the Production Closure Plan and other permits, there can be no assurance that the Company will be able to obtain all necessary currently unanticipated licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all. Delays or failure to obtain such licenses and permits, or failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.

Governmental Regulation
Exploration activities on the Company’s properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property.  There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations.  Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

Exploration on the Company’s properties requires responsible best exploration practices to comply with Company policy, government regulations, maintenance of claims and tenure.  The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province or U.S. State in which it is carrying out work.  Mineral exploration primarily falls under provincial jurisdiction in Canada.  However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fisheries Act (Canada).

If any of the Company’s projects are advanced to the production stage, those operations will also be subject to various laws and regulations concerning production, taxes, labour standards, environmental protection, mine safety and other matters.

Market Price of Company’s Shares and Financing
Since the fall of 2008, worldwide securities markets, particularly those in the United States and Canada, have experienced an increased level of price and volume volatility, and the market price of securities of many companies have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  As a result, the market price of the securities of the Company at any given time may not accurately reflect the long term value of the Company.

In particular, the price of the Common Shares fluctuated from a high of $4.48 to a low of $2.31 per share during the financial year ended December 31, 2012.  There can be no assurance that fluctuations in the price of the Common Shares will not continue to occur, or that such fluctuations will not materially adversely impact the Company’s ability to raise equity funding without significant dilution to its existing shareholders.  See “Market for Securities: Trading Price and Volume”.

Competition
The resource industry is intensively competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities.  As such, the Company must maintain and enhance its high technical abilities in order to compete in raising capital and delivering exploration results.  Competition could adversely affect the Company’s ability to acquire suitable producing properties or prospects for exploration in the future.

Operating Hazards and Risks
Mineral exploration involves many risks. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to surface and underground exploration, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage.  Fires, power outages, labour disruptions, flooding, unexpected ground conditions and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the conduct of exploration programs.

Risks involved in mining operations include unusual and unexpected geologic formations, seismic activity, cave-ins, flooding and other conditions involved in the drilling and removal of any material, any of which could result in damage to life or property, environmental damage and possible legal liability.  Further, weather conditions over a prolonged period can adversely affect exploration, production, mining and drilling operations and the timing of earning revenues.

Infrastructure
Mining, processing, development and exploration activities depend on adequate infrastructure.  Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs.  The Company will need sufficient infrastructure to commence and continue mining operations at the Phoenix Gold Property.  Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could also adversely affect the Company’s operations, financial condition and results of operations.

Environmental Quality Requirements

Province of Ontario
Legislation and regulations implemented by the MNDM, the Ministry of the Environment (“MOE”) and the Ministry of Natural Resources (“MNR”) directly affect the mining industry in the province of Ontario where the Company holds its material mineral claims.  The Company can carry out exploration and development work including drilling, trenching, heavy mineral studies, airborne geophysical surveys, extensive use of off road vehicles, establishment of a camp or other activities capable of causing ground disturbance, water quality impairments or disruption to wildlife or wildlife habitat, provided that it complies with applicable provincial and federal acts and regulations in so doing.

The Acts and Regulations which guide exploration and development activity in Ontario include the Mining Act, Public Lands Act, Forest Fires Prevention Act, Lakes and Rivers Improvement Act, Crown Forest Sustainability Act, Endangered Species Act, Fish and Wildlife Conservation Act, Occupational Health and Safety Act, Health Protection and Promotion Act, Environmental Protection Act, Ontario Water Resources Act and the regulations to the Gasoline Handling Act.  The Company remains current with evolving legislation, including the modernization of Ontario’s Mining Act and the regulations thereunder to maintain regulatory compliance.

United States
Federal initiatives are often administered and enforced through state agencies operating under parallel state statutes and regulations. Although some mines continue to be approved in the United States, the process is increasingly cumbersome, time-consuming, and expensive, and the cost and uncertainty associated with the permitting process could have a material effect on exploring, and mining the Company’s properties.  Compliance with statutory environmental quality requirements described above may require significant capital investments, that significantly affect the Company’s earning power, or cause material changes in the Company’s intended activities.  Environmental standards imposed by federal, state, or local governments may be changed or become more stringent in the future, which could materially and adversely affect the Company’s proposed activities.  As a result of these matters, the Company’s U.S. operations could be suspended or cease entirely.

In the United States, federal laws and regulations adopted and administered by the U.S. Environmental Protection Agency, Forest Service, Bureau of Land Management, Fish and Wildlife Service, Mine Safety and Health Administration, and other federal and state agencies, and laws and regulations such as the Federal Clean Water Act, Clean Air Act, Comprehensive Environmental Response, Compensation, and Liability Act, Resource Conservation and Recovery Act, Safe Drinking Water Act, Endangered Species Act, Migratory Bird Treaty Act, Bald and Golden Eagle Protection Act, National Environmental Policy Act, National Historic Preservation Act, Native American Graves Protection and Repatriation Act, Archaeological Resources Protection Act, and Paleontological Resources Preservation Act, and their state counterparts and similar statutes, have a direct bearing on U.S. exploration and mining operations.  Numerous federal and state governmental authorities have the power to enforce compliance with these laws and regulations and the permits issued under them, and their interpretation and enforcement of these laws, regulations and permits have tended to become more stringent over time.  Failure to comply with these laws, regulations and permits may result in the assessment of administrative, civil or criminal penalties; the imposition of investigatory, remedial or monitoring obligations; and the issuance of injunctions limiting or prohibiting some or all of our operations. These laws and regulations will make the process for preparing and obtaining approval of a plan of operations much more time-consuming, expensive, and uncertain.  Plans of operation will be required to include detailed baseline environmental information and address how detailed reclamation performance standards will be met.  In addition, all activities for which plans of operation are required will be subject to a standard of review by the Bureau of Land Management, which must make a finding that the conditions, practices or activities do not cause substantial irreparable harm to significant scientific, cultural, or environmental resource values that cannot be effectively mitigated.

The Company is able to conduct its exploration within the provisions of the applicable environmental laws and regulations without undue constraint on its ability to carry on efficient operations.  The estimated annual cost of environmental compliance for all properties held by the Company in the exploration stage is minimal and pertains primarily to carrying out diamond drilling, trenching or stripping.  Environmental hazards may exist on the Company’s properties, which hazards are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties.

Management
The Company is dependent upon a number of key officers, employees and directors:  During 2012, Dr. David W. Adamson held the position of the President and Chief Executive Officer until June 1, 2012.  He resigned as the President of the Company when Michael A. Lalonde, joined the Company as the President and Chief Operating Officer of the Company.  During 2012, other key officers of the Company were Matthew C. Wunder, Vice-President Exploration, Robert G. Lewis, Chief Financial Officer, Glenn Y. Kumoi, Vice-President General Counsel and Corporate Secretary, Claude Bouchard, Vice-President Operations and William J. Cavalluzzo, Vice-President Investor Relations.

As of January 1, 2013, Dr. David W. Adamson resigned his position as Chief Executive Officer and assumed the position of non-executive Chairman of the board of directors of the Company.  Michael A. Lalonde assumed the position of President and Chief Executive Officer.  In addition, William J. Cavalluzzo retired from his position of Vice-President Investor Relations and Allan Candelario was hired as a Director of Investor Relations effective January 2, 2013.  Claude Bouchard left his position of Vice-President Operations on January 4, 2013 and Daniel A. Labine was appointed as a new Vice-President of Operations effective January 21, 2013.

The Company has entered into management contracts with Messrs. Labine, Lewis, Wunder and Kumoi.  See “Directors and Officers”.  The Company does not maintain key person insurance on any of its management members. The loss of any one or more of the named officers and employees could have an adverse effect on the Company.

Conflict of Interest
Certain directors of the Company are directors of, or may become associated with, other natural resource companies that acquire interests in mineral properties.  Such associations may give rise to conflicts of interest from time to time. Such conflicts pose the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed.  The officers and directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any interest which they may have in any project or opportunity of the Company, but each officer or director has the identical obligation to other companies for which such officer or director serves as an officer or director.

Limited Operating History:  Losses
The Company has no mineral properties in production and has no revenues from operations.  The Company has experienced, on a consolidated basis, losses of $10,366,650 and $21,396,497 in the years ended December 31, 2012 and 2011, respectively. The Company does not anticipate it will earn any material revenue in 2012 and anticipates it will incur losses for the foreseeable future.  There can be no assurance that the Company will operate profitably in the future, if at all.  As at December 31, 2012, the Company’s deficit was $84,889,099.

Shares Reserved for Future Issuance:  Dilution
As at December 31, 2012, there were 13,815,826 options outstanding at a weighted average price of $3.80 per share and no warrants outstanding. The exercise of these options will result in further dilution to the Company’s shareholders and pose a dilutive risk to potential investors.

Occupier Liability and Environmental Hazard Risks
On the Phoenix Gold Property, there are a number of mine structures (hoist, head frame) and mine features (unused tailings and settling ponds, rock dumps and processing plant) which were used by the previous owners to gain underground access and stockpile mill feed.  The mill was never fully commissioned and only ~2,500 tons of mill feed were processed.  The Company conducts on-going activities in accordance with government legislation to ensure the site is safe and secure. The rehabilitation of the site was reviewed under a Closure Plan for the development and production phase, which was approved by the MNDM in December 2011. See also “Governmental Regulation” above.

Insurance and Uninsurable Risks
Exploration, development and production operations on mineral properties involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, ground or slope failures, fires, floods, earthquakes, cyclones and other environmental occurrences, as well as political and social instability that could result in damage to or destruction of mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining caused by industrial accidents or labour disputes or changes in regulatory environment, monetary losses and possible legal liability.  It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks because of high premiums or other reasons.  Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms.  Although the Company maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all potential risks associated with its operations, and insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.  Should such liabilities arise, they could reduce or eliminate any further profitability and result in increasing costs and a decline in the value of the securities of the Company.

Accounting Policies and Internal Controls
Commencing January 1, 2011, the Company prepared its financial reports in accordance with International Financial Reporting Standards.  In preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company.  Significant accounting policies are described in more detail in the Company’s audited financial statements.  In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting.  Although the Company believes its financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance.

Future Litigation may Impact the Company
While the Company does not currently have any claims against it other than the lawsuit brought by WFN, the Company may, in the future, be subject to claims (including class action claims and claims from government regulatory bodies) based on allegations of negligence, breach of statutory duty, public nuisance or private nuisance or otherwise in connection with its operations or investigations relating thereto. While the Company is presently unable to quantify its potential liability under any of the above heads of damage, such liability may be material to the Company and may materially adversely affect its ability to continue operations.  The Company maintains liability insurance to cover certain portions of these potential claims.

Dividends
The Company has no history of earnings and as such the Company has not paid dividends on its Common Shares since incorporation and does not anticipate doing so in the foreseeable future.  Payment of any future dividends will be at the discretion of the board of directors after taking into account many factors, including operating results, financial condition and anticipated cash needs.

MATERIAL MINERAL PROJECT

Phoenix Gold Property

The Phoenix Gold Property is the Company’s only material mineral property.  Please refer to the Technical Report incorporated by reference herein, for detailed disclosure relating to:

•	Project description and location;
•	Accessibility, Climate, Local Resources, Infrastructure and Physiography;
•	History;
•	Geological Setting;
•	Exploration;
•	Mineralization;
•	Drilling;
•	Sampling and Analysis;
•	Security of Samples;
•	Mineral Resource and Mineral Reserve Estimates;
•	Mining Operations; and
•	Exploration and Development.

The following is the extracted summary section from the Technical Report prepared by Herbert Smith, P. Eng., John Morton Shannon, P. Geo., Dinara Nussipakynova, P. Geo., Catherine Pitman, P. Geo., Sylvain Caron, Eng., M.Sc. and Pierre Roy, P. Eng., M.Sc., each of whom is a Qualified Person and “independent” as such term is defined in NI 43-101 and is subject to any updated information contained elsewhere in this AIF.  The Technical Report is incorporated by reference herein and for full technical details, reference should be made to the complete text of the Technical Report.

The following summary does not purport to be a complete summary of the Phoenix Gold Project and is subject to all the assumptions, qualifications and procedures set out in the Technical Report and is qualified in its entirety with reference to the full text of the Technical Report.  Readers should read this summary in conjunction with the Technical Report.

“Introduction
This Technical Report on the F2 Gold System, Phoenix Gold Project (the Project) within the larger Phoenix Gold Property (the Property) in Bateman Township, Red Lake, Canada has been prepared by AMC Mining Consultants (Canada) Ltd (AMC) of Vancouver, Canada on behalf of Rubicon Minerals Corporation (Rubicon) of Vancouver, Canada. It has been prepared in accordance with the requirements of National Instrument 43-101 (NI 43-101), “Standards of Disclosure for Mineral Projects”, of the Canadian Securities Administrators (CSA) for lodgement on CSA’s “System for Electronic Document Analysis and Retrieval” (SEDAR). This report is the disclosure of a Preliminary Economic Assessment (PEA) carried out by AMC. It is an also update to the mineral resources stated in a previously published Technical Report titled “Technical Report, Mineral Resource and Geological Potential Estimates, F2 Gold System - Phoenix Gold Project”, prepared for Rubicon by GeoEx Limited, and effective 11 April 2011.

This PEA is preliminary in nature, includes Inferred Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

History, Location and Ownership
The Property was initially staked by McCallum Red Lake Mines Ltd in 1922. Ownership changed several times until Rubicon optioned the Property from Dominion Goldfields Corporation (DGC) (Water Claims) and 1519369 Ontario Ltd (Land Claims) in 2002.

It is located in the southwestern part of Bateman Township within the Red Lake Mining Division of northwestern Ontario, at the northern end of the McFinley Peninsula and partly under the East Bay of Red Lake. The site incorporates the former McFinley underground mine, a shaft and hoist system, and other surface infrastructure. The town of Red Lake is approximately 265 km NE of Winnipeg and is serviced by road and air, with daily scheduled flights from Winnipeg and Thunder Bay. The closest railway is approximately 160 km south. Temperatures range from summer highs of 35°C to winter lows of -40°C. Weather conditions allow drilling from the ice of Red Lake during January to early April.

The Property consists of 38 contiguous blocks covering 509.4 ha that are comprised of 16 patented mining claims (Land Portion), one unpatented staked claim, one mining lease and 25 licenses of occupation (Water Portion). The Water Portion claims are subject to a 2% Net Smelter Return (NSR) royalty with a requirement to pay advance royalties and an option to acquire a 0.5% NSR royalty for US$675,000. The Land Portion claims are subject to a sliding scale, 2-3% NSR royalty depending on the price of gold, with a requirement to pay advance royalties and an option to acquire a 0.5% NSR royalty for $1,000,000.

Rubicon holds all permits required to allow it to carry out its current drilling and underground exploration program and is in the process of acquiring additional permits required in contemplation of future production.

Geology and Mineralization
The Red Lake Greenstone Belt is located in the western portion of the Canadian Shield, and consists of an EW trending sequence of volcanic and sedimentary rocks with volcanic intrusives that span a period of 300 million years.

The local area is underlain by three sequences of primarily tholeiitic mafic volcanic rocks, separated by marker horizons of felsic and ultramafic volcanic rocks. A strong NNE trending structural fabric through the area is considered part of the East Bay Deformation Zone (EBDZ), which dominates the geology of the area.

The F2 Gold System comprises a NE-trending, steeply W-dipping sequence with numerous lode gold shoots typical of the Red Lake Camp containing high grade gold mineralization, hosted within ‘Hi-Ti’ Basalt and Felsic Intrusive lithologies within a larger body of ultramafic and mafic talc-rich lithologies. The geological sequence is reasonably consistent along the length of the Property for over 4 km. Rock types hosting mineralization have been correlated over vertical distances of approximately 1,500m and horizontal distances of approximately 1,200 m.

Delineation drilling of the F2 Core Zone has defined the presence of NNE-trending gold mineralization associated with silicification, quartz veining and strong alteration within, and adjacent to, favourable host rock types. Gold mineralization also occurs in NW-trending structures that are generally confined within, or immediately adjacent to, NE-trending bounding geological units and parallel to the regional F2 fold trend direction. Typically, this mineralization occurs as local quartz veining and brecciation.

Exploration
Rubicon has conducted extensive exploration programs since acquiring the property. Work has included geological mapping, re-logging of selected historic drillholes, digital compilation of all historical data available, high resolution airborne magnetic survey, ground magnetic survey, seismic lake bottom topographic survey, Titan 24 geophysical survey and numerous drilling programs, all of which have been covered in this or the earlier Technical Reports.

Since 2002, Rubicon has completed 313,030 m of diamond drilling (182,802 m surface drilling and 130,228 m underground drilling) to February 28, 2011. In the fourth quarter of 2010, a 27,000 m underground drilling program was initiated, designed to test a 150 m (horizontal) by 200 m (vertical) area within the F2 Core Zone. This program identified discrete sub-zones within the F2 Core Zone and returned some high-grade gold intercepts. The total system has now been expanded to a strike length of approximately 1,240 m and to depths of around 1,460 m vertically.

AMC’s mineral resource estimate is based on approximately 259,000 m of drilling completed on the F2 Gold system between 2008 and 28 February 2011.

Data Quality and Management
Collar surveying of proposed and completed drillholes, and down-hole surveying of holes, has been undertaken to good industry standards. Core recovery has generally been excellent.  [Rock Quality Data (“RQD”)] measurements are completed on the core, as well as representative specific gravity and magnetic susceptibility measurements.

Core handling, splitting and sampling procedures are standard and the facilities are good with 24 hour on-site security including personnel and video surveillance. All analytical or testing laboratories used by Rubicon are independent. While a number of analytical laboratories have been used over time, assaying since January 2008 has been conducted by SGS in Red Lake.

Blank and standards assay protocols were developed in 2003 and revisited in 2009 with input from Dr. B. Smee, Ph.D., P.Geo, Independent Geochemist. Since May 2010, ioGlobal Pty Ltd has taken over the management of the project assay data, providing independent quality control and quality assurance reporting and database auditing.

AMC is satisfied that the sample preparation, security, analytical procedures and application of Quality Assurance/Quality Control (QA/QC) analysis is performed in accordance with industry good practice and that the database is appropriate for resource modelling and estimation.

Mineral Resources and Mineral Reserves
AMC has estimated mineral resources using a block modelling approach based on all drilling up to 28 February 2011. The estimate is not constrained vertically by a potential crown pillar and extends to incorporate all data at depth. Summary results at a cut off grade of 5.0 g/t Au are shown in Table 1 below.

Table 1                      Summary of Mineral Resource Estimates as of 15 June 2011

Classification	M Tonnes	g/t Au	M oz Au
Indicated	1.028	14.5	0.477
Inferred	4.230	17.0	2.317

Notes:        1. CIM definitions used for mineral resources
2. Cut off grade applied 5.0 g/t Au
3. Capping value of 270g/t Au applied to composites
4. Based on drilling results to 28 February, 2011

A total of 511 drillholes were used in the modelling. Rubicon’s interpretations of lithologies, mineralization controls and geology domains were reviewed and accepted by AMC. Mineralized domains (total of 12) were interpreted by AMC using a low gold threshold (0.1 g/t Au), and were further expanded to incorporate all significant mineralized zones.

A composite length of 1.0 m was chosen and grades were capped at 270 g/t Au after compositing. The parent block size was 2 m by 8 m by 12 m, with sub blocking utilized. Search parameters were 8 m by 24 m by 36 m for the first pass, two times these parameters for the second pass and three times these parameters for the third pass. The search ellipse was orientated to take cognizance of the predominant orientation of the mineralization as known. Grade interpolation was by inverse distance cubed. An average bulk density value of 2.90 t/m3 was used for all rock types. Resource classification was carried out using data support as a main criteria with a manual review creating volumes based on drillhole density and number of samples to inform a block.

There are currently no mineral reserves quoted for the Project.

Underground Activities and Potential Mining
Rubicon has rehabilitated parts of the existing McFinley Mine workings, including the shaft, which it has deepened to just below 305 Level (305L). It has undertaken lateral and raise development to enable the establishment of diamond drilling stations on 122L, 244L and 305L, and has recently begun construction of a new hoist and headframe with the capability to exceed the envisaged, steady-state hoisting rate of 1,250 tonnes per day (tpd).

In AMC’s view, economic mineralization in the F2 Zone is likely to be relatively discontinuous, (as typical for lode gold style mineralization), requiring a flexible mining approach and a high and sustained geological effort, including closely spaced definition drilling, to facilitate understanding localized mineralization trends

The selected primary mining method is conventional, captive cut and fill, with paste fill using mill tailings. Mining widths will be typically around 2 m, ranging from 1.5 m or less to 3 m or more. Ore will be mined using stopers, jacklegs, slushers and mucking machines, dumped to an ore pass, loaded into track cars, passed to a shaft loading pocket via a grizzly and then hoisted to surface. Waste development will also generally be done using stopers, jacklegs and mucking machines.

Cross-cut and access development from the shaft at nominal 2.4 m width by 2.7 m height is envisaged on levels at 61 m intervals between 183L and 1403L, complementary to the present 305L development. Necessary raising for waste, fresh-air and mine egress will be undertaken together with development of loading pockets for waste adjacent to the shaft. Ore passes at 2.4 m by 2.4 m will be developed at points central to the stoping areas. The required lateral and raising development is projected to continue over the first twelve years of the project.

The shaft bottom is currently at around 30 m below 305L, with eventual deepening of the shaft projected to just below 1464L. For the projected initial mining stage and prior to completion of shaft sinking, ore immediately below 305L may be accessed via ramp development.

AMC has undertaken regular geotechnical inspections and audits over a two year period and has developed provisional ground support standards for ongoing site activities in conjunction with Rubicon. AMC’s geotechnical investigations have included a recommendation that a minimum crown pillar thickness of 45 m be maintained for the typical mining widths envisaged.

Groundwater flows appear unlikely to be a material issue for underground mining, but AMC has included a hydrological assessment in its recommendations. A third-party ventilation report has been reviewed by AMC, and the system proposed is considered appropriate for the mining methodology, equipment and production rates envisaged. Additional ventilation capability would be required if significant development were to occur using diesel scoops.

As the Project is at a PEA level, no mineral reserves have been estimated. To assess the preliminary economics of the Project, AMC has applied a cut-off grade of 6.0 g/t Au to the resource estimate lying between 1464L and the base of the planned crown pillar (approximately at 122L), based on an initial operating cost estimate of $200 /tonne and a gold price of US$1,040 /oz. Final cost estimation and use of a gold price of $1,100/oz for the PEA has confirmed that a mining cut-off grade of 6.0 g/t Au is reasonable at this stage of the Project. Mining dilution and recovery have been considered as have the possibly anomalously high grades of the deepest resource blocks, which are relatively poorly supported in terms of drillhole data.

Production is currently planned to start at 750 tpd, increase to around 970 tpd in the fourth year and reach a steady-state level of 1,250 tpd in the fifth year. A 14-year project life is envisaged for the resources scheduled in the PEA, with the first two years being devoted to key surface and underground infrastructure construction, including mill and paste plant, shaft sinking, lateral and raise development, etc. Total mine production over the 12-year life of mine is projected at 4.5 Mt, for total gold mined of around 2M ounces.

In early 2011, Rubicon extracted two 1,000 t bulk samples representing two underground areas on the 305L. Metallurgical testwork was conducted on the samples under the supervision of a processing consultant. Weighted average grades from drilling of the broad zones from within which the bulk samples were extracted are compared with metallurgical test results in Table 2.

Table 2                      Comparison of Bulk Sampling to Drill Data

Item	WLB2 grade – g/t Au	F2 Core grade – g/t Au
Delineation Drilling Weighted Average	5.8	9.1
Milled Bulk Sample Testing Results	7.1	8.2

Processing
Proposed metallurgical processing consists of a single line, starting with a semi-autogenous grinding (SAG) mill. The discharge from the SAG mill is pumped to hydrocyclones for classification. A gravity separation circuit is included in closed circuit with hydrocyclones to recover any gravity recoverable gold prior to regrinding in a ball mill. Gold is extracted in a conventional carbon-in-leach (CIL) circuit. The loaded carbon is washed with hydrochloric acid solution to remove carbonate. Gold is then removed from the loaded carbon by stripping (elution) followed by electrowinning and smelting of doré in an electric induction furnace. The stripped carbon is regenerated in a reactivation kiln before being reintroduced to the process. Fine carbon is constantly eliminated from the process to avoid gold loss, with fresh carbon being continuously added to the process.

The cyanide in the tailings from the CIL circuit is removed in a cyanide destruction tank with SO2 and air diffuser placed at the bottom of the tank. Once the cyanide is destroyed, the tailings pass through the paste plant to produce a paste product. The paste produced can be sent to the tailings management facility (TMF) or used in the mine for backfill after the addition of cement and/or other binder to meet fill strength requirements.

Gold feed tonnage is projected to be 450,000 tonnes per annum (tpa) at steady state (Project years 05 through 11). Gold recovery is projected at 92.5%, with an average of 180,000 ounces of saleable gold per annum resulting over the steady state period. The mining scenario average head grade of 13.9 g/t gives 1.86 M saleable ounces of gold over the life of mine (“LOM”).

Services and Infrastructure
Electrical power at the Project site is currently supplied by diesel generators. Rubicon has accepted an Offer to Connect from Hydro One for 5.3MW of electricity from the 44KV grid in the Municipality of Red Lake, via a 10.4 km power line. It has constructed a connection to the grid and is securing title to the required right-of-way. A fibre-optic line will be installed along the same route as the power-line to provide communication capability for the site.

Compressed air is currently supplied to underground via a surface compressor set-up that AMC believes will be adequate for the underground mining activity envisaged. Mine water is pumped to a holding tank at the site from the nearby East Bay of Red Lake. Use of paste fill means that there should be no significant source of waste water in the mine other than groundwater.

Process water will be a combination of water from East Bay, clarified water recycled from the TMF, water from the plant site sump and treated water from the mine and mill.

A TMF was constructed at the Project site in 1988 in preparation for a bulk-sampling program. The termination of activities in 1989 resulted in minimal use of this area. The TMF, and other sewage works, have been re-activated and approved under various Ontario government regulations. The TMF and effluent treatment plant have been designed to withstand a 30 day duration, 1 in 100 year rain or snow event.

There are no waste rock piles at the Project site related to historic development activities. Waste rock from future development activities will be consumed by roadbed, used to fill stopes or stored in the TMF. Mineralized material will be temporarily stockpiled on surface before processing. There will be no significant stockpiles of mineralized material at closure.

Environmental and Social
Rubicon has been advancing environmental and social aspects of the Project, including baseline monitoring and closure plans, since 2007. All are progressing satisfactorily with necessary permits being obtained or in progress and, to date, there have been no issues identified that post a material risk to project development and envisaged production.

Any waste rock not used for project purposes will be stored in the TMF, which will be monitored during project operation and rehabilitated at the end of mine life. Tests on representative samples suggest that tailings may ultimately turn acidic. A supplemental characterization program is continuing and will determine the need to implement a management plan to address potential chemical stability concerns. At closure, the TMF and plant sites will be covered with an engineered, low-permeability dry cover that will minimize infiltration of water.

Previous environmental work identified soil metal concentrations in parts of the 1980s brownfield project site that were above regulatory criteria. A risk assessment concluded that there was no unacceptable risk to the environment or to human health provided the project site is managed in accordance with applicable government legislation.

Surveys to date have not identified any endangered plants, animals or aquatic life that would be adversely affected by project development. Further field studies are being or will be conducted to ensure adherence to relevant government regulations.

There are no concerns with respect to instability at surface due to the underground workings that were developed in the 1980s. AMC has evaluated crown pillar requirements in accordance with government regulations and made recommendations for crown pillar dimensions to prevent instability at surface.

Environmental liabilities associated with the Project site are described in the February 2009 Phoenix Advanced Exploration Project Closure Plan, filed with the provincial government. In summary, there are no material chemical or physical stability liabilities associated with the historical development or the advanced exploration phase of the Project. Rubicon intends to identify and manage any liabilities associated with the production phase of the Project in order to mitigate potential impacts. Financial assurance has been provided to the Government of Ontario to rehabilitate all identified features of the Project site.

A Form 1 Notice of Project Status was submitted in Q1 of 2011 to move the Project from advanced exploration to production status. The submission of this Notice did not give indication of commencement of commercial production. Approvals that relate to the advanced exploration phase of the project generally apply to the production phase.

Postings on the provincial Environmental Registry for various permits have not resulted in negative comments or requests for an individual environmental assessment. The Canadian Environmental Assessment Agency has confirmed that the production phase of the Project will not trigger an Environmental Assessment (EA) pursuant to the Canadian Environmental Assessment Act. A Class EA that was required, pursuant to Ontario Regulation 116/01 was completed and circulated for public comment in March 2011. No comments were received and the Class EA process was completed in April 2011.

Annual public information sessions were held in the Red Lake community in December 2008, 2009 and 2010. No negative comments have been received during the public information sessions to date. Rubicon has undertaken consultation with aboriginal communities and commissioned an independent traditional use study. This study concluded that the project site is within the traditional territory of Lac Seul First Nation and Wabauskang First Nation. Rubicon has consulted with these groups since 2007 / 2008.

An archaeological study of the McFinley Peninsula commissioned by Rubicon did not identify any sites with a high potential to host a cultural heritage value within the development footprint. Also, as the project involves the re-development of the existing footprint with only moderate expansion, the potential for impacts to cultural heritage values is considered to be negligible.

Rubicon has developed a Project Closure Plan to guide the closure of the project in accordance with industry best practices. Close-out rehabilitation activities will be completed within approximately 36 months of project closure.

Capital and Operating Costs
Capital costs for the envisaged two-year pre-production period are summarized in Table 2.

Table 2 Pre-Production Capital Summary

Pre-Production Capital ($M)	Total	Y01	Y02
Surface Infrastructure	98,000,000	32,500,000	65,500,000
U/G Infrastructure	51,462,000	25,485,000	25,977,000
Power & Utilities & Mine Supplies	4,140,000	2,070,000	2,070,000
Rubicon Project Team	8,138,000	4,069,000	4,069,000
Engineering (civil/mech/elec/geotech/mill)	2,000,000	1,000,000	1,000,000
Project Administration	1,000,000	500,000	500,000
Environmental Disbursements - sampling	180,000	90,000	90,000
Sub-Total Pre-Production Capital	164,920,000	65,714,000	99,206,000
Contingency at 30%	49,476,000	19,714,000	29,762,000
Total Pre-Production Capital	214,396,000	85,428,000	128,968,000

90% of the envisaged pre-production capital is shared between two areas, surface infrastructure including the mill (59%), and underground infrastructure including underground development (31%). The major component (75%) of the surface infrastructure cost is the mill, which includes construction of a paste fill plant. Excavation items account for 76% of the underground infrastructure.

Sustaining capital is estimated to total approximately $52 Million over the life of the Project. The major component (75%) is related to underground infrastructure development.

An average total operating cost of $214 /t has been estimated. The estimated average operating cost per recovered Au ounce is $519. A category breakdown of operating costs is shown in Table 3.

Table 3                       Operating Costs

Total mining cost averages about $150 /t, with the labour portion (including contractors) at around $95 /t reflecting the manpower-intensive nature of captive cut and fill mining. It is assumed that contractor labour will be used for all raising, including raiseboring, and that Rubicon personnel will be responsible for capital and operating development and stoping.

Economic Analysis

It should be noted that this PEA is preliminary in nature, includes Inferred Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

AMC has assessed the pre-royalty and pre-tax economics of the project using base case parameters of: gold price - $US1,100 /oz; exchange rate - $CAN1 = $US1; discount rate - 5%; gold recovery from mined ounces - 92.5%. Table 4 summarizes production, cost, revenues and economics for the base parameters.

Table 4                       Production, Cost, Revenues and Economics for Base Case Parameters

As per Figure 1, Project NPV has the following sensitivities to variation in key parameters (all other factors remaining constant):

•	NPV5% ranges from $345M to $520M with +/- 30% variation in capital cost

•	NPV5% ranges from $237M to $628M with +/- 30% variation in operating cost

•	NPV5% ranges from $650M to $216M with +/- 30% variation in production

•	NPV5% ranges from $845M to $20M with +/- 30% variation in Au price, grade or exchange rate

Figure 1	NPV Sensitivity

The Project is therefore most sensitive to variations in gold price, grade and exchange rate.

Conclusions
The PEA indicates that the Phoenix Project has significant potential to become an economically viable mining operation.

The resource modelling used as the basis for the PEA employed a cut off grade of 5.0 g/t and has resulted in estimates of 1.03 Mt at 14.5 g/t of Indicated Resources (477,000 ounces Au) and 4.23 Mt at 17.0 g/t Au of Inferred Resources (2,317,000 ounces Au) for the F2 Zone lode-style mineralization.

The scenario for a potential mining operation envisages a two-year pre-production period with a 12-year Life of Mine (LOM) using a captive cut and fill method with up to six horizons being mined simultaneously. Around 450,000 tonnes would be produced annually at steady state. Average mined grade over the LOM is projected at 13.9 g/t.

Pre-production capital expenditures of $214 M have been estimated inclusive of a 30% contingency. Total sustaining capital over the LOM is projected to be $52 M. AMC notes that some aspects of the capital estimation have been done to a much greater degree of detail than may be regarded as typical for a PEA estimate.

Average operating costs of $214 /t and $519 /oz have been estimated. Mining operation costs make up over 70% of the envisaged total operating expenditure which, to a large degree, is a reflection of the labour-intensive mining method. The estimated manpower numbers also reflect provision for the degree of uncertainty that lode-style mining can present from an operations point of view.

Using the base case parameters of gold price US$1,100 /oz, exchange rate of Can$1 = US$1, discount rate of 5%, and gold processing recovery of 92.5%, the PEA shows (pre-royalty and pre-tax) an NPV of $433 M and an IRR of 28%. Using a gold price of US$1,500 /oz and with other parameters unchanged, the PEA shows an NPV of $933 M and an IRR of 48%.

As is not unusual for this style of gold deposit, the average grades estimated for the resources (and, therefore, for the mining scenario) have a significant dependency on higher grade drillhole intercepts. AMC considers that a key challenge for the Project will be to thoroughly understand the character of the mineralization and, from this, to develop the ability to readily locate and mine, with optimum dilution, such higher grade areas. AMC believes that this aspect of the Project probably presents both its greatest risk and greatest reward potential.

An enhanced degree of understanding of the zone and mineralization characteristics may also further facilitate the interpretation of exploration drilling data in terms of quantification of mining potential.

A further feature of lode-style deposits is that the generation of significant quantities of reserves may require a much greater degree of delineation drilling and, therefore, expense than for other more uniformly distributed mineralization.

Efforts made by Rubicon to develop site infrastructure have resulted in an excellent platform on which to move the Project towards a potential mining operation.

Mine design parameters have included a 45 m thick bedrock crown pillar between the uppermost workings and the sediment base in the East Bay of Red Lake. A stable geotechnical environment with little or no major faulting, structure or stress issues has been assumed. AMC believes that these are reasonable assumptions for the rock types and conditions observed in the ongoing advanced exploration operations to-date, but further geotechnical and hydrological assessment will be required in the next phase of the Project.

Relative to the location uncertainty associated with lode-style deposits, a variety of mining approaches, with possibly significant equipment capital and maintenance expense, may be necessary. This aspect can present both a risk and an opportunity.

Achievement of an average production rate of 1250 tpd will be dependent on having development sufficiently advanced and ore location sufficiently understood to provide a large number of available and viable stoping areas.

Consequent with the above aspects of lode-style mining, high operating costs can be a significant risk.

Gold recovery estimates to date are dependent on a limited number of samples. Additional testing over a much broader sample range will be required in the next project phase. Gold recovery can present both a potential risk and a potential opportunity for the Project.

There do not appear to be any permitting, community or environmental issues that would be a major constraint to the project.

The historical McFinley Mine area may provide opportunity for additional resources and early production.

Drilling in targeted areas below 305L should allow upgrading of resources that are currently in the Inferred category.

Further exploration down dip and along strike may identify additional resource potential. In the case of the area immediately above the 1464L, more drilling is warranted to provide greater support for the higher grade Inferred resources currently identified. This may allow a higher-grade mining scenario to be envisaged in those areas.

In the later stages of the conceived mining program, and subject to gaining additional geotechnical knowledge and understanding of the crown pillar area in the context of an operating mine, and a very rigorous analysis and risk assessment, it is possible that some of the lower portion of the crown pillar area could be mined.

Recommendations
AMC recommends that the Project work continue on several levels that will serve to better understand the deposit and its practical implications for conceived future mining. Several specific recommendations are made by AMC, These are outlined below, together with others that are based on Rubicon’s advice that it considers it important at this stage of the project to test opportunities for increasing the tonnage of mineral resources and to continue its progress towards a position where it can readily move to a production status,

1.	Engage a specialist to undertake a structural study of the deposit; this would include undertaking some oriented core drilling.

2.	Improve geological understanding of the key characteristics of the deposit as they relate to potential mining by:

a.
developing drifts for local diamond drilling in at least two areas, with drives nominally parallel to, and around 25 m from, the mineralization to be drilled. The drifting would be configured to serve both for definition drilling and for possible, future mining access.

b.	from the above drifts, conducting fan drilling in a vertical plane across the mineralization on sections at nominal 10 m spacing.

c.	drifting on and across mineralization in each area in a systematic manner and relating to above fan drilling via mapping, face sampling and subsequent assaying.

3.	Improve knowledge of the resource as a whole by:

a.	executing a delineation diamond drilling program in known zones focusing on Indicated Resources.

b.	executing a diamond drilling program on Inferred Resources aimed at upgrading to Indicated Resources.

c.	executing a deep diamond drilling program of the broader Phoenix area.

Each of the above programs would be carried out in two phases with commencement and execution of the second phase being dependent on results from the first.

4.	Conduct further mining studies with respect to:

a.	assessing opportunities for early ore production by optimizing the schedule, including ramp from surface and possibilities in the historical McFinley area

b.	considering alternative mining methods such as mechanized cut and fill and long-hole stoping relative to improved understanding of the resource.

5.
Undertake further geotechnical assessment as a greater understanding is gained of the mineralization and the impact that may have on mining geometry, extraction sequence and crown pillar size requirements. In parallel with this work, also complete relevant hydrogeological studies.

6.
Undertake further metallurgical testwork on samples from different areas of mineralization to improve understanding of the range of possible gold recoveries. As part of this exercise, implement a metallurgical test program aimed at defining a fully optimized processing circuit that considers ore blends anticipated to be delivered to the mill.

7.	Undertake further study on the characteristics of likely mill tailings with respect to use for paste fill.

8.	Update the ventilation study to reflect projected production rate and increased depth.

9.	Continue working with Aboriginal Groups, undertake further environmental studies and proceed with related procurement as required.

10.
Based on Rubicon’s advice that it considers it important at this stage of the project to test opportunities for increasing the tonnage of mineral resources, extend the shaft 200 m below the current elevation, develop additional accesses and drill stations, install a rockbreaker station and refuge station and undertake further exploratory diamond drilling from and around the 488 L.

11.	Based on Rubicon’s advice that it considers it important to continue to move towards a production ready status, purchase long lead items for the anticipated mill.

The total estimated cost of these recommendations is approximately $61 M.

AMC advises that these recommendations be implemented in a phased manner. AMC anticipates that the total program would take 12-18 months to complete, with each phase being of the order of 6-9 months in length.”

Permitting Summary
The permits required for the projected production phase (as contemplated in the PEA) of the Phoenix Gold Project were received as of the end of Q1 of 2012.  The operations of the Company will still require certain non-material approvals from various governmental authorities as the development continues.  There can be no assurance that the Company will be able to obtain all necessary currently unanticipated licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all. Delays or failure to obtain such licenses and permits, or failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.  Rubicon is required to comply with all permits in hand which includes the obligation to continue to consult with local communities, including First Nations and the relevant Métis communities.

As of the date of this AIF, Rubicon is currently fully permitted.

Exploration Expenditures
Over the past three years, the Company has incurred approximately $145.6 million in exploration and development expenditures on its Phoenix Gold Property.

2012 Exploration
The Company drilled a total of 57,407 metres during 2012 on the Phoenix Gold Property. All of this drilling was focused on the F2 Gold System. During Q3 of 2012, all drilling on the project was temporarily suspended to focus on shaft sinking.  The Company anticipates that drilling will resume in 2013 once the shaft deepening is completed. Details of drilling results are available in the Company’s news releases of March 29, 2012, May 14, 2012, July 16, 2012, November 13, 2012 and are accessible on the Company’s website at www.rubiconminerals.com.

Mineralization within the F2 Gold System occurs near a major structural setting within the ultramafic-mafic volcanics rock package. This setting is interpreted to be analogous to major deposits in the Red Lake gold district. Gold in the F2 Gold System is best developed within mafic volcanic units as multiple and complex quartz veins, breccias and silica replacement zones typically containing visible gold and trace to 3% sulphide. Results to date indicate that high-grade gold lenses or shoots are developed within discrete gold-bearing structures that can also host thick, lower grade intervals. Low grade gold mineralization and alteration in host rocks is an excellent predictor of the potential for nearby economically significant gold mineralization as borne out by drill results to date. The overall mineralized envelope suggests a steep plunge to the southwest. These interpretations are preliminary in nature and relationships between the various styles of mineralization are complex. Additional drilling is required to gain a better understanding of gold distribution, geometry and controls on mineralization within the F2 Gold System.

Since discovering the F2 Gold System in late February 2008, significant gold mineralization has now been intersected over a vertical distance of 5,072 feet (1,546 metres) and over an interpreted strike length of approximately 4,078 feet (1,243 metres). Based on the diamond drilling results, a set of geological sections through the F2 Gold System has been generated. These demonstrate that major geological units are parallel to foliation, i.e. they are sub-vertical to steep west dipping and host gold mineralization which can be correlated for approximately 1,200 metres along strike northeast and to depths of approximately 1,500 metres where such deeper drilling has been carried out.

The Technical Report contains a Preliminary Economic Assessment and updated mineral resources.  The Technical Report updates mineral resources stated in the Amended Report, which amended and superseded initial mineral resources in a January 11, 2011 technical report (see “Material Mineral Projects”).

Qualified Person
The 2012 exploration work in Red Lake was supervised by, and the technical information concerning the Company’s Red Lake properties in this AIF was prepared by or under the supervision of Matthew Wunder, B.Sc., P.Geo., Vice President Exploration of the Company and a Qualified Person under the definition of NI 43-101.

OTHER PROJECTS

The following descriptions relate to the Company’s non-material properties:

Other Red Lake projects (2010 –2012)
Over the past three years, the Company spent approximately $2.8 million in exploration on its other Red Lake properties.  Additional exploration was also funded by the Company’s option and joint venture partners.

Adams Lake Property
The Adams Lake property comprises 35 unpatented mining claims (236 units) located approximately 5 kilometres east of the Red Lake mine complex. Titan-24 geophysical surveys support the presence of large structures extending to depth that are thought to be similar to structures which host gold mineralization elsewhere in this prolific gold district. The Company conducted a three-hole reconnaissance program at Adams Lake in 2008.  The drilling confirmed the presence of prospective Balmer rocks and validated the Titan-24 survey in the area below iron formation located close to the Balmer formation contact. The Company believes these results confirm the presence of prospective units in a major fold closure at Adams Lake. Due to the focus on the Phoenix Gold Project, drilling at Adams Lake was curtailed to allow maximum resources to be directed to the F2 Gold System discovery. The property is currently inactive.

East Bay Property
The East Bay property comprises 43 unpatented mining claims (123 units) that occupies four-kilometres of strike length of the East Bay Trend, immediately adjacent to, and on strike with, the GAZ zone of the East Bay property of Goldcorp/Premier Gold (an inferred resource of 1.4 million tonnes grading 8.0 g/t gold - Source: Premier Gold News Releases). The East Bay claims are underlain by the East Bay ultramafic body, an important unit associated with gold elsewhere along the trend, including at the Phoenix Gold Project. East Bay is considered strategic and a priority target.  Exploration plans for East Bay in 2009 were postponed to allow maximum resources to be directed to the F2 Gold System discovery.  In 2010, the Company conducted a Titan-24 DCIP & MT survey consisting of a grid of five 2.4 kilometre lines to assist in the targeting of future drill programs.  During 2012, the Company did not incur any expenditures at the East Bay property.

DMC Property
The DMC property comprises 130 contiguous unpatented mining claims (263 units) located 7.5 kilometres northwest of the Red Lake mine complex and covers over 17 kilometres strike length of the northeast-trending Red Lake Greenstone Belt (“RLGB”). The property is considered strategic to the Company and a Titan-24 geophysical survey covering the core of the DMC property was completed in April 2009. This survey technique has the potential to provide targeting information from surface to up to one kilometre below surface. At the Company’s Phoenix Gold Project, similar Titan-24 surveys are correlated with the F2 Gold System mineralized sequence. Rubicon views Titan-24 geological surveys as potentially useful in identifying new targets beyond the Phoenix Gold Project itself.  The results of the Titan-24 survey were evaluated in the fall of 2009 and used as a targeting tool for a 2010 seven drill hole program conducted.  An additional Titan-24 survey consisting of a grid of five 2.4 kilometre lines was conducted in Q1 of 2010.  Approximately $25,000 was expended on the DMC property during the current year for property agreement maintenance.  No exploration work on the property was conducted in  2012 as the Company’s current focus is the Phoenix Gold Project.

Humlin Property
The Humlin property comprises 31 unpatented mining claims (294 units) located in Fairlie Township.  No work was conducted on the property in 2012.

Slate Bay Property
The Company has a 100% interest in 30 unpatented mining claims (153 units) located in McDonough and Graves Townships.  Slate Bay, located in the core of Red Lake, is a large property with extensive gold-bearing highly prospective Balmer stratigraphy, which includes key mafic-ultramafic contacts in proximity to a regional scale angular unconformity.  The setting is analogous to that at the producing mines in the camp.  Titan-24 deep penetration IP surveys were performed over a portion of the Slate Bay property in the first quarter of 2010 and final data was received in the second quarter of 2010.  The Company is using this data in conjunction with historical drilling and magnetic surveys to refine future drill targets.  No exploration work on the property was conducted in 2012.

Advance Property
The Advance property comprises 13 patented mining claims (approximately 39 ha) in the Todd Township of west Red Lake.  A total of $5,000 was expended on the Advance property during the current year for property agreement maintenance. The property is inactive but remains a prospective target and is adjacent to properties being actively explored and drilled by competitors.

Red Lake North Property
The Company granted an option to earn 55% interest in its 48 unpatented mining claims (337 units) that comprise the Red Lake North Project located in Bateman, Black Bear, Coli Lake and McDonough Townships to Solitaire Minerals Corporation (“Solitaire”).  Solitaire was required to spend $750,000 by December 31, 2011 (as amended in 2009, 2010 and 2011) in order to maintain its option in good standing.  Solitaire was not able to do so.  By way of letter dated January 5, 2012, Solitaire confirmed that it would not be further pursuing its option in these subject properties.

Schlasinger Property
The Company holds a 100% interest of the mining rights of the Schlasinger property which consists of four patented mining claims in the Bateman Township of the Red Lake District.  No work was conducted on the claims in 2012.

Brodie Property
The Company holds a 100% undivided interest in the Brodie property which consists of two patented mining claims in the Bateman Township of the Red Lake District.  A total of $5,000 was expended on the Brodie property in 2012 to maintain the property agreement terms.  The property was inactive in 2012.

Westend Property
The property is comprised of 3 unpatented mining claims (11 units) and is inactive.

Properties Under Option or Joint Venture

Wolf Bay Property
The Wolf Bay property comprises 23 unpatented mining claims (108 units) located in the Todd and Hammell Lake Townships of west Red Lake.  Rubicon controls a 100% interest in five of these claims and a 50% interest in the remaining 18 claims.  The property is currently inactive.

McCuaig JV Property
The McCuaig property comprises three unpatented mining claims (10 claim units) seven kilometres northwest of the Red Lake mine complex and is a joint venture between Rubicon (60%) and Golden Tag Resources Ltd. (40%). The property is strategically located in the heart of the Red Lake gold camp and is underlain in part by the Balmer stratigraphy of the RLGB. The geological setting is considered to be analogous to the Bruce Channel mineralization previously being explored on the adjacent Gold Eagle Mines property (now controlled by Goldcorp Inc.) and to the setting of the major gold deposits of the camp hence is well located for future exploration. Notwithstanding the foregoing, the Company’s focus at the Phoenix Gold Project meant that no work was carried out in 2009.  During the first quarter of 2010, a Titan-24 survey was completed on the McCuaig property in conjunction with surveys completed over the adjacent DMC property.  Approximately $1,200 was expended on the McCuaig property during the current year for property agreement maintenance.  No work was conducted on the property in 2012.

English Royalty Division
The English Royalty Division refers to Rubicon’s active program of acquiring mineral properties for the purpose of optioning out to other mining exploration companies.  As such, it provides the Company with an ongoing revenue stream of cash and shares and a residual royalty position in all the properties acquired.

During the year ended December 31, 2012, the Company recorded gross cash and share receipts of $1,217,086 from English Royalty Division options.

For further information please refer to the financial statements for the year ended December 31, 2011 of the Company.

U.S. Projects

Nevada and Utah
In 2007, Rubicon acquired a 225,000 acre land package in Elko County, Northeastern Nevada and 608 acres in Box Elder County, Northwestern Utah from Lexam Explorations Ltd. for approximately US$6 million payable in shares of the Company. Exploration of this property is in the preliminary stage.

This area of Nevada is starting to be subject to more exploration following recent discoveries and ongoing development by others in the region. Rubicon carried out an extensive airborne magnetic and radiometric survey designed to aid in the development of target areas. This was supplemented by field mapping, prospecting and the completion of a regional stream sampling program and ASTER image analysis to aid in target selection. Reconnaissance field mapping and a stream sediment sampling program was carried out in 2009.

The property is considered to be prospective for ‘Long Canyon’ style gold mineralization, which refers to a deposit in a similar geological setting currently being developed by Newmont Mining Corporation. Exploration on the properties is being carried out by West Kirkland pursuant to an option agreement with the Company, the general details of which are as follows:

•
On June 23, 2011, the Company entered into an agreement with West Kirkland whereby that entity can earn a majority interest in all the mineral rights held by Rubicon in the states of Nevada and Utah, covering approximately 351 square miles (909 square kilometres) along the Long Canyon Trend of north eastern Nevada.

•           West Kirkland can earn:

•	51% of the Company’s interest in the Company’s 100% owned lands;
•	68% of the Company’s interest in the Company’s 75% owned lands; and
•	60% of the Company’s interest in the Company’s less than 75% owned lands;

by expending US$15 million over a four year period. West Kirkland has completed the first year expenditure commitment of US$2 million.

•
On the properties where Rubicon owns a 100% interest, West Kirkland can further increase its interest to 60% by completing a pre-feasibility study or spending an additional US$4 million on exploration and development work.

On January 23, 2013 the effective date of the Option Agreement with West Kirkland was extended from June 23 of each year to December 31st of each year to allow effective completion of annual work programs. West Kirkland is required to spend an additional US$3 million by December 31, 2013 (year 2 requirement) to maintain its option.

Alaska
During 2007, as part of the transaction with companies owned or controlled by Robert R. McEwen, the Company acquired a 513,000 acre land package in Alaska, southeast of Fairbanks for approximately $22 million, through the issuance of common stock. The lands surround the Pogo Gold Deposit, owned by Sumitomo Metal Mining Co., Ltd. (85%) and Sumitomo Corp. (15%). Approximately 1/2 of the package was 100% owned by Rubicon (New Horizon Claims) and the other 1/2 consisted of an option to acquire up to a 75% interest in lands held by Kiska (formerly Rimfire Minerals Corporation). In March 2011, the Company advised Kiska that they would be terminating the option. In November 2011, the Company terminated its option.

Total exploration expenditures in Alaska since acquisition in 2007 amounted to $6.4 million.   All commitments for Alaska exploration under the McEwen transaction were met in 2008.  No exploration work was carried out on the property during 2009, 2010, 2011 or 2012.  In 2012, given its focus on the Phoenix Gold Project, the Company was seeking a partner to advance the exploration of the Alaska property.  As a partner was not found, the Company did not complete the annual claim rentals and retains no further interest in this property. These claims were previously carried at $nil, no further write-off is required.

DIVIDEND RECORD AND POLICY

The Company or its subsidiaries have not paid any dividends since incorporation, and they have no present intention of paying dividends on their common shares as they anticipates that all available funds will be invested to finance the growth of their business.  Neither the Company or any of its subsidiaries has any dividend or distribution policy.  The directors of the Company and its subsidiaries will determine if and when dividends should be declared and paid in the future based on the Company and its subsidiaries’ financial positions at the relevant time. All of the common shares of the Company and its subsidiaries are entitled to an equal share of any dividends declared and paid.  There are no restrictions on the Company and it subsidiaries’  ability to pay dividends.

OTHER SHARE ISSUANCES

During fiscal year ended December 31, 2012, the Company made the following share issuances:

1.	572,500 common shares from the exercise of options granted to its employees and directors or otherwise in accordance with the stock option plan of the Company;

2.
49,000,000 common shares were offered by the Company by way of a short form prospectus at a price of $4.10 per share.  For more details, please refer to the section in this AIF titled “General Development of the Business - Three Year History - 2012”; and

3.	pursuant to an Exploration Accommodation Agreement dated January 23, 2010, the Company issued a non-material number of common shares to Lac Seul First Nation on April 16, 2012.

Other than the foregoing, the Company did not issue any other common shares during the relevant period including, without limitation, any share issuances for mineral properties, pursuant to the terms of property and joint venture agreements or otherwise.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure
The Company is authorized to issue an unlimited number of common shares without par value and without any special rights or restrictions, of which 287,605,982 common shares were issued as at December 31, 2012.

The holders of common shares are entitled to receive notice of and attend all meetings of shareholders with each common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings.  The holders of common shares are entitled to dividends if, as and when declared by the board of directors of the Company.  The common shares are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

As at March 12, 2013, the Company had the following common shares and stock options outstanding:

Common shares issued and outstanding	288,468,482
Stock options	13,368,326*
Fully diluted share capital	301,836,808

* Each stock option entitles the holder to acquire one common share of the Company.

CONSTRAINTS

There are no constraints imposed on the ownership of securities of the Company to ensure a certain level of Canadian ownership of the Company.

RATINGS

No credit ratings have been requested from any credit rating organizations in respect of any of the Company’s securities.

MARKET FOR SECURITIES

Trading Price and Volume

The Company’s common shares are listed and posted for trading on the TSX under the symbol “RMX” and NYSE-MKT under the symbol “RBY”. The table below sets forth, for the periods indicated over the 12 months prior to December 31, 2012, the price range and volumes traded or quoted on the TSX (as reported by TSX MarketData) and the NYSE-MKT (as reported by TSX Datalinx).

High and Low Prices and Volume on a monthly basis
Period	TSX			NYSE-MKT
	High (Closing)	Low (Closing)	Volume	High (Closing) US$	Low (Closing) US$	Volume
December 2012	3.00	2.31	13,386,241	3.02	2.34	20,570,171
November 2012	3.60	2.81	12,094,906	3.61	2.82	15,010,606
October 2012	3.77	3.45	12,398,948	3.80	3.45	13,926,218
September 2012	3.80	3.39	15,733,072	3.92	3.46	15,029,980
August 2012	3.61	3.10	12,203,328	3.64	3.08	12,372,955
July 2012	3.38	2.89	7,558,606	3.34	2.82	12,415,714
June 2012	3.47	2.72	37,730,290	3.42	2.60	26,998,777
May 2012	3.18	2.57	27,749,812	3.22	2.55	20,364,159
April 2012	3.34	2.65	20,208,646	3.37	2.65	20,619,106
March 2012	3.69	3.10	42,209,349	3.74	3.12	20,678,744
February 2012	4.48	3.53	25,133,431	4.49	3.56	17,501,571
January 2012	4.48	3.75	10,902,172	4.48	3.67	14,928,124

ESCROWED SECURITIES

There are no securities of the Company currently held in escrow (including securities subject to a pooling agreement) or that are subject to a contractual restriction on transfer.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding
The name, province and country of residence, position with the Company and principal occupation during the five preceding years of each of the directors and executive officers of the Company as at the date of this AIF are as follows:

Name, Position, Province and Country of Residence	Principal Occupation for Past Five Years	Director and/or Officer Since
Dr. DAVID W. ADAMSON, B.Sc. (Hons.), M.Sc., Ph.D. Chairman of the Board and a Director British Columbia, Canada
Geologist and Mining Executive

Chief Executive Officer of the Company from 2001 to January 2013.  President of the Company from 2001 to June 2012

Director of Constantine Metal Resources Ltd. (TSX-V) since May 2006

Ceased to be a director of Paragon Minerals Corporation (TSX-V) on September 24, 2012

Director since March 1996
Christopher J. Bradbrook, B.Sc., M.Sc. Lead Independent Director Ontario, Canada
Mining entrepreneur from May 2010 to present

Vice-President, Strategic Development of Avion Resources Corp. (TSX-V) from February 2009 to May 2010; director of Crocodile Gold Corp. (TSX) from November 2009 to May 2010; Executive VP, Strategic Development of Forbes & Manhattan, Inc. (Private Merchant Bank) from January 2009 to May 2010; President & CEO of New Gold Inc. (TSX; NYSE-MKT) from October 2004 to January 2008

Director since December 2005
Michael A. Lalonde, B.Sc., P. Eng. President &Chief Executive Officer and a Director Ontario, Canada
Mining engineer from 1976 to present

Chief Executive Officer of the Company from January 1, 2013 and President of the Company from June 1, 2012.  Mr. Lalonde was also the Chief Operating Officer from June to December 2012

From 2006 to 2012 he was the Director of Underground Projects for Goldcorp Inc. (TSX; NYSE); Mine General Manager of Goldcorp Inc.’s Red Lake Gold Mine in Red Lake, Ontario; and General Manager of Goldcorp Inc.’s Marlin Mine in Guatemala

Officer since June 2012 and Director since June 2012
Bruce A. Thomas, Q.C. Director Ontario, Canada	Lawyer; Founding Partner of Thomas Gold Pettingill LLP, a law firm, from July 2008 to present Partner at Cassels Brock LLP., a law firm, from September 1980 to June 2008	Director since July 2009
Julian B. kemp, BBA, CPA, CA, C.DIR. Director Ontario, Canada
Chartered Accountant; Vice-President Finance and Chief Financial Officer of Fortune Minerals Limited (TSX), a resource company, from 2004 to present

Mr. Kemp has been a director and the Audit Committee Chairman of Claim Post Resources Inc. (TSX-V) since 2006, a director of Marathon Gold Corporation (TSX) since 2012 and was formerly a director and Audit Committee Chairman of Goldgroup Mining Inc. (formerly Sierra Minerals Inc.) (TSX)

Director since May 2010
David R. Reid, B.A., LL.B. Director British Columbia, Canada
Lawyer; Partner of Davis LLP, Barristers & Solicitors, from March 2002 to present

Former board member of and legal advisor to Far West Mining Ltd. (former TSX-listed issuer until its acquisition by Capstone Mining Corp. in June 2011)

Director since April 2001
Michael D. Winship, P. Eng., B. Eng. (Mining) Director Ontario, Canada
Mr. Winship has been a director of Avanti Mining Inc. (TSX-V), a mining exploration and development company, since November 2012 and a director of Orvana Minerals Corp., (TSX), a mining company, since March 2013

He was the Chief Operating Officer for Quadra FNX Mining Ltd., a mining company, from September 2010 to March 5, 2012

Prior to which he was the President and Chief Operating Officer of Hudbay Minerals Inc. (TSX).  Between 2007 and 2008, Mr. Winship was Chief Operating Officer for PT Inco in Indonesia

Director since September 2011
Peter M. rowlandson Director Ontario, Canada
Professional Mining Engineer (Retired)

Mr. Rowlandson has worked for over 30 years in the Ontario mining industry.  Prior to his retirement in 2003, Mr. Rowlandson was the General Manager – Hemlo Operations of Teck/Barrick joint venture at Hemlo

He is a past Chairman of the Ontario Mining Association and is also a founding director of the Mining and Aggregate Safety and Health Association of Ontario

Since retiring Mr. Rowlandson has sat on a number of boards and consulted for mining companies from time to time

He was a director of Strata Gold Corp) (TSX-V) prior to its take-over by Victoria Gold Corp., and was the Chairman of its Health and Safety Committee.  He also served as a director of Pitch Black Resources Ltd. (TSX-V) formerly Cash Minerals Ltd

Director since July 2012
Daniel A. Labine, P. Eng. Officer Vice President of Operations Ontario, Canada
Mining Engineer from 1980 to present

Mr. Labine was appointed to the position of Vice President of Operations with the Company in January 2013.  Prior to that he was the Senior Project Manager at Goldcorp Inc., (TSX; NYSE); from 2010 to 2013.

From 1998 to 2010 Mr. Labine was Senior Project Manager for Inco Limited (TSX; NYSE), AMEC Earth and Environmental Limited and Senior Project Engineer for Nordpro Mine and Project Management Services Limited.

Officer since January 2013
Matthew C. Wunder, B.Sc. P.Geo Officer Vice-President of Exploration Ontario, Canada
Exploration Geologist (P.Geo.) from 1985 to present; Vice-President, Exploration of the Company from 2007 to present

From  1985 to 2007, Mr. Wunder’s principal occupation was  exploration geologist / senior geologist.

Officer since July 2007
Robert G. Lewis, J.D., C.G.A. Officer Chief Financial Officer British Columbia, Canada	Certified General Accountant; CFO of the Company, from September 2005 to present CFO and Secretary of Paragon Minerals Corporation, from July 2006 to May 31, 2008	Officer since September 2005
Glenn Y. Kumoi, B.A., LL.B. Officer Vice-President, General Counsel and Corporate Secretary British Columbia, Canada
Vice President, General Counsel and Corporate Secretary of the Company from December 2009 to present

During the previous 5 years, Mr. Kumoi’s principal occupation was Chief Legal Officer, VP Human Resources and Corporate Secretary for Ballard Power Systems (TSX; NASDAQ), associate counsel for Davis LLP.

Officer since December 2009

Directors of the Company are elected to hold office for one year until the next annual meeting of shareholders of the Company is held.

The committees of the board of directors of the Company consist of the Audit Committee, the Compensation Committee, the Corporate Governance Committee, the Nominating Committee and the Health, Safety and Environment Committee.  The members of the Audit Committee are Julian B. Kemp, (Chair), Bruce A. Thomas, Q.C. and Christopher J. Bradbrook.  The members of the Compensation Committee are Christopher J. Bradbrook (Chair), Julian B. Kemp and Bruce A. Thomas, Q.C. The members of the Corporate Governance Committee are Bruce A. Thomas, Q.C. (Chair), Julian B. Kemp and Christopher J. Bradbrook. David R. Reid is a non-member advisor to the Corporate Governance Committee.  The members of the Nominating Committee are Bruce A. Thomas, Q.C. (Chair), Julian B. Kemp and Christopher J. Bradbrook and the members of the Health, Safety and Environment Committee are Michael D. Winship (Chair), Christopher J. Bradbrook and Bruce A. Thomas, Q.C.

The directors and the executive officers of the Company as a group beneficially owned, or controlled or directed, directly or indirectly, 3,004,380 common shares of the Company, representing approximately 1.04% of the outstanding common shares of the Company, as at December 31, 2012. None of the directors and executive officers of the Company own any voting securities of any subsidiary of the Company.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Cease Trade Orders
To the Company’s knowledge, except as otherwise noted herein, none of the Company’s directors or executive officers is, as at the date of this AIF, or was within the 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company and any personal holding companies), that:

(a)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was and issued while the director or executive officer was acting in the capacity as a director, chief executive officer or chief financial officer; or

(b)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days and that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Julian B. Kemp, BBA, CPA, CA, C.DIR., was also a director of Goldgroup Mining Inc. (formerly Sierra Minerals Inc.) from 2001 to June 2010.  On April 4, 2007, the OSC issued a cease trade order against the directors, officers and insiders of Sierra, including Julian Kemp, for Sierra’s failure to file its financial statements, management discussion and analysis and annual information form by the required filing date under applicable Canadian securities laws for the fiscal year ended December 31, 2006.  The cease trade order was lifted on June 28, 2007.

On May 4, 2009, the British Columbia Securities Commission (the “BCSC”) issued a cease trade order against Ross River Minerals Inc. (“Ross River”), a public company of which David R. Reid was a director from May 2002 to September 2010, for failure to file financial statements and the associated Management's Discussion & Analysis and certifications for the year ended December 31, 2008.  On August 11, 2009, the Alberta Securities Commission (“ASC”) also issued a cease trade order against Ross River for failure to file financial statements and the associated Management’s Discussion & Analysis and certifications for the year ended December 31, 2008, and the period ended March 31, 2009.  Each of the cease trade orders issued against Ross River was revoked on October 30, 2009.

Bankruptcies
To the Company’s knowledge, except as otherwise noted herein, none of the Company’s directors or executive officers, or shareholders holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)
is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company and any personal holding companies) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties and Sanctions
To the Company’s knowledge, except as otherwise noted herein, none of the Company’s directors or executive officers, or shareholders holding a sufficient number of securities of the Company to affect materially the control of the Company or any of their personal holding companies, has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest
The Company or its subsidiaries’ directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company or its subsidiaries may participate, the directors of the Company or its subsidiaries may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company or its subsidiaries’ directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties, thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with the laws of British Columbia, the directors of the Company or its subsidiaries are required to act honestly, in good faith and in the best interests of the Company or its subsidiaries.  In determining whether or not the Company or its subsidiaries will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company or its subsidiaries may be exposed and its financial position at that time.

The directors and officers of the Company and its subsidiaries are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company and its subsidiaries will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers.  All such conflicts must be disclosed by such directors or officers in accordance with the laws of British Columbia and the Company and its subsidiaries expects they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.  The directors and officers of the Company and its subsidiaries are not aware of any such conflicts of interests or potential conflicts of interests other than the relationship that David R. Reid has as a director of the Company and as a partner in Davis LLP, one of the legal advisors to the Company.

PROMOTERS

There is no person or company that has been, within the two most recently completed financial years or during the current financial year, a “promoter” of the Company or a subsidiary of the Company, as such term is defined in the British Columbia Securities Act.

AUDIT COMMITTEE

Audit Committee Charter
The following is the text of the Audit Committee Charter of the Company:

“A.	Purpose
The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Company the primary function of which is to assist the Board in its oversight of the nature and scope of the annual audit, management’s reporting on internal accounting standards and practices, financial information and accounting systems and procedures and financial reporting and statements and to recommend, for approval of the Board, or to approve, the audited financial statements, interim financial statements and any other releases containing financial information.

The primary objectives of the Committee are as follows:

1.	To assist directors meet their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of the Company and related matters.

2.	To oversee the work of the external auditors.

3.	To provide better communication between directors and external auditors.

4.	To enhance the external auditors’ independence.

5.	To increase the credibility and objectivity of financial reports.

6.	To strengthen the role of the outside directors by facilitating in depth discussions between directors on the Committee, management and the external auditors.

B.    Responsibility of Management and External Auditors
The Committee’s role is one of oversight.  Management is responsible for preparing the Company’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles (“GAAP”).  Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The external auditors’ responsibility is to audit the Company’s financial statements and provide their opinion, based on their audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

C.    Membership and Organization
    1.    Composition - The Committee shall be comprised of not less than three independent members of the Board.

    2.    Independence - None of the members of the Committee shall be members of management of the Company, and all of them shall be “unrelated directors” (as such term is used in the Report of the Toronto Stock Exchange on Corporate Governance in Canada) and “independent” (as such term is used in Multilateral Instrument 52-110 - Audit Committees (“NI 52-110”).

    3.    Appointment and Removal of Committee Members - Each member of the Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board or until the earlier of:  (a) the close of the next annual meeting of the shareholders of the Company at which the member’s term of office expires; (b) the death of the member; or (c) the resignation, disqualification or removal of the member from the Committee or from the Board.  The Board may fill the vacancy in the membership of the Committee.

    4.    Financial Literacy - All of the members of the Committee shall be “financially literate” within the meaning used in NI 52-110 or a member who is not financially literate must become so within a reasonable period of time following his or her appointment.

    5.    Chair - At the time of the annual appointment of the members of the Committee, the Board shall appoint a Chair of the Audit Committee.  The Chair shall be a member of the Committee, preside over all Committee meetings, coordinate the Committee’s compliance with this Charter, work with management to develop the Committee’s annual work plan and provide reports of the Committee to the Board.  The Chair may vote on any matter requiring a vote.  In the case of an equality of votes, the Chair shall be entitled to a second or casting vote.  The Chair shall report to the Board, as required by applicable law or as deemed necessary by the Committee or as requested by the Board, on matters arising at Committee meetings and, where applicable, shall present the Committee's recommendation to the Board for its approval.

D.	Functions and Responsibilities
The Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Committee by the Board.  In addition to these functions and responsibilities, the Committee shall perform the duties required of an audit committee by the British Columbia Business Corporations Act, by any requirements of stock exchanges on which the securities of the Company are listed, and all other applicable laws.

    1.    Oversee External Auditors - The Committee shall oversee the work of the external auditors, including reviewing any significant disagreements between management and the external auditors in connection with the preparation of financial statements.

    2.    Internal Controls - The Committee shall monitor the system of internal control.  The Committee shall require management to implement and maintain appropriate systems of internal control in accordance with applicable laws, regulations and guidance, including internal control over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Committee shall consider and review with management and the external auditors:

(a)
the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company's internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management's conclusions.

(b)	any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in the Company's periodic regulatory filings;

(c)	any material issues raised by any inquiry or investigation by the Company's regulators;

(d)
any related significant issues and recommendations of the external auditors together with management's responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

    3.    Review Financial Statements - The Committee shall review the annual and interim financial statements of the Company and related management’s discussion and analysis (“MD&A”) prior to their approval.  The process should include but not be limited to:

(a)	reviewing changes in accounting principles and policies, or in their application, which may have a material impact on the current or future years’ financial statements;

(b)	reviewing significant accruals, reserves or other estimates;

(c)	reviewing any “related party” transactions, with related party having the meaning ascribed to it by Canadian securities regulations;

(d)	reviewing accounting treatment of unusual or non-recurring transactions;

(e)	ascertaining compliance with covenants under loan agreements;

(f)	reviewing disclosure requirements for commitments and contingencies;

(g)	reviewing unresolved differences between management and the external auditors;

(h)	obtain explanations of significant variances with comparative reporting periods;

(i)	reviewing any legal matters which could significantly impact the financial statements as reported on by the general counsel and meet with outside counsel whenever deemed appropriate; and

(j)	reviewing audit response letters from the Company’s legal counsel made under the Joint Policy Statement of the Canadian Bar Association and the Canadian Institute of Chartered Accountants.

    4.    Public Disclosure - The Committee shall review the financial statements, MD&A, annual information forms (“AIF”), management information circulars and any prospectuses as well as all public disclosure containing audited or unaudited financial information (including, without limitation, any press releases disclosing earnings or financial results) before release and prior to Board approval.

    5.    Interim Financial Statements - The Committee shall review the interim financial statements and disclosures, and obtain explanations from management as required.  After completing its review of the interim financial statements, if advisable, the Committee shall, if so authorized by the Board, approve the interim financial statements and the related MD&A, or if not so authorized by the Board, then approve and recommend them for approval by the Board.

    6.    Hiring Policies - The Committee shall review and approve the Company’s hiring policies regarding the hiring of partners, employers and former partners and employees of the present and former external auditors of the Company.  The Committee shall review candidates for the position of Chief Financial Officer of the Company and make recommendations to the Board with respect to the appointment of a Chief Financial Officer.

    7.    Appointment of External Auditors - With respect to the appointment of external auditors by the Board, the Committee shall:

(a)	recommend to the Board the appointment of the external auditors;

(b)
recommend to the Board the terms of engagement of the external auditor, including the compensation of the auditors and a confirmation that the external auditors shall communicate directly to the Committee;

(c)	on an annual basis, review and discuss with the external auditors all significant relationships such auditors have with the Company to determine the auditors’ independence;

(d)	review the performance of the external auditors;

(e)	when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and

(f)
review and approve in advance any non-audit services to be provided to the Company or its subsidiaries by the external auditors and consider the impact on the independence of such auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company.  The Committee may delegate to one or more members the authority to approve non–audit services, provided that the member report to the Committee at the next scheduled meeting such pre–approval and the member comply with such other procedures as may be established by the Committee from time to time.

    8.    Evaluation and Rotation of Lead Partner - At least annually, the Committee shall review the qualifications and performance of the lead partners of the external auditors. The Committee shall obtain a report from the external auditors annually verifying that the lead partner of the external auditors has served in that capacity for no more than five fiscal years of the Company and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.

    9.    Review with External Auditors - Review with external auditors (and internal auditor if one is appointed by the Company) their assessment of the internal controls of the Company, their written reports containing recommendations for improvement, and management’s response and follow-up to any identified weaknesses. The Committee shall also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Company and its subsidiaries.

    10.    Risk Policies and Procedures - The Committee shall review risk management policies and procedures of the Company (e.g. hedging, litigation and insurance), regarding current areas of great financial risk and whether management is managing these effectively.

    11.    Treatment of Complaints/Submissions - The Committee shall review and approve the establishment by management of procedures for the receipt, retention and treatment of complaints received by the Company from employees or others, regarding accounting, internal accounting controls, or auditing matters.

    12.     Investigations - The Committee shall have the authority to investigate any financial activity of the Company. All employees of the Company are to cooperate as requested by the Committee.

    13.    Retain Experts - The Committee may retain independent counsel, persons having special expertise and/or obtain independent professional advice to assist in filling their responsibilities at the expense of the Company without any further approval of the Board.  The Committee has the authority to set, and have the Company, pay the compensation for any such persons engaged by the Committee.

    14.    Advising Board - The Committee shall ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

    15.    Updates to Charter - The Committee shall review and recommend to the Board any updates to the Audit Committee Charter.  All changes to the Audit Committee Charter shall be approved by the Board.

E.    Adoption of the Audit Committee Charter and Amendments
This Charter was adopted and approved by the Board of Directors of the Company on March 8, 2005.”

Composition of the Audit Committee
The Company’s Audit Committee is comprised of three directors, Julian B. Kemp, BBA, CPA, CA, C.DIR. (Chair), Christopher J. Bradbrook, B.Sc., M. Sc., and Bruce A. Thomas, Q.C., each of whom is “independent” under NI 52-110, the rules of the NYSE-MKT and Rule 10A-3(b) under the United States Exchange Act of 1934. All of the Audit Committee members are “financially literate”, as such term is defined in NI 52-110. The board of directors of the Company has determined that Mr. Kemp, the chair of the Audit Committee, qualifies as an “audit committee financial expert” under applicable United States law.

Relevant Education and Experience
Each Audit Committee member possesses education or experience that is relevant to the performance of their responsibilities as Audit Committee members of the Company. Mr. Julian B. Kemp is a Chartered Public Accountant, Chartered Accountant and holds a Bachelor of Business Administration degree from Wilfrid Laurier University, Waterloo, Ontario.  Mr. Kemp is also a Chartered Director having graduated from The Directors College, a joint venture between McMaster University and the Conference Board of Canada.  . He has over 20 years of experience in the mining industry, including more than 15 years serving in senior financial management roles.

In addition to audit experience, Mr. Kemp has worked for numerous North American junior mining companies and mining engineering and contracting companies with domestic and international projects. His experience includes grass roots exploration, mine development and construction, and production covering a variety of precious metals, minerals and coal. Further, Mr. Kemp has managed companies through the full business cycle.

Mr. Kemp is the Vice-President Finance and Chief Financial Officer of Fortune Minerals Limited from 2004 to present, a director and the Audit Committee Chairman of Claim Post Resources Inc. (TSX-V) from 2006 to present, a director of Marathon Gold Corporation (TSX) from 2012 to present and was a director and the Audit Committee Chairman of Goldgroup Mining Inc. (formerly Sierra Minerals Inc. (TSX)) from 2002 to 2011.

Mr. Christopher J. Bradbrook has more than 25 years experience in the mining industry and has performed principal roles in many aspects of the industry, including exploration, mine development, corporate development work, financial analysis, investor relations and marketing. Most recently, he was the Vice-President, Strategic Development of Avion Resources Corp. (TSX-V) from February 2009 to May 2010 and Executive VP, Strategic Development of Forbes & Manhattan, Inc. (Private Merchant Bank) from January 2009 to May 2010.  Prior to that he was President and CEO of New Gold Inc. (TSX; NYSE-MKT) and prior to that, he was Vice President of Corporate Development for Goldcorp Inc. (TSX; NYSE).  Mr. Bradbrook was a Director of Crocodile Gold Corp. (TSX) from November 2009 to May 2010.

Mr. Bruce A. Thomas, Q.C. was a founding partner of Thomas Gold Pettingill LLP and has continued as a partner from July 2008 to present.  Previously, Mr. Thomas was a partner at Cassels Brock LLP from September 1980 to June 2008. Mr. Thomas is a graduate of Upper Canada College, the University of Western Ontario and Osgoode Hall Law School.  Mr. Thomas has been a member of the Audit Committee of the Company since May of 2010.

Reliance on Certain Exemptions
Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions contained in sections 2.4, 3.2, 3.4, 3.5 or Part 8 of NI 52-110.  Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the external auditors to the issuer or its subsidiary entities, where the total amount of fees related to the non-audit services that were not pre-approved is not expected to exceed 5% of the total fees paid by the issuer and its subsidiary entities to the issuer’s external auditors in the fiscal year in which the non-audit services are provided, where the issuer or its subsidiary entity did not recognize the services as non-audit services at the time of the engagement, and where the services are promptly brought to the attention of the audit committee of the issuer and approved, prior to the completion of the audit, by the audit committee or by one or more of its members to whom authority to grant such approvals has been delegated by the audit committee.  Sections 3.2 and 3.4 provide exemptions to the requirement that every audit committee member be independent, where the issuer has filed a prospectus in respect of its initial public offering or where the audit committee member ceases to be independent for reasons outside the member’s reasonable control, respectively.  Section 3.5 provides an exemption from the requirements that all audit committee members be independent and financially literate, where a death, disability or resignation of an audit committee member has resulted in a vacancy on the audit committee that the board of directors is required to fill.  Part 8 permits an issuer to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6
Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions contained in sections 3.3(2) or 3.6 of NI 52-110.  Section 3.3(2) provides an exemption from the requirement that every audit committee member be independent, where, among other things, the member would be independent of the issuer but for the member being an affiliated entity of the issuer or any of its subsidiaries or the member being a subsidiary entity or parent entity of the issuer.  Section 3.6 provides an exemption from the requirement that every audit committee member be independent of the issuer, where (i) such member is not considered independent because such member accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee, or because such member is an affiliate entity of the issuer or any of the issuer’s subsidiary entities; (ii) such member is not an employee or officer of the issuer, or an immediate family member of such employee or officer of the issuer; (iii) the board of directors of the issuer, under exceptional and limited circumstances, determines in its reasonable judgement that the audit committee member is able to exercise impartial judgment necessary for the member to fulfill his or her responsibilities as an audit committee member and the appointment of the member is required by the best interests of the issuer and its shareholders; (iv) the member does not act as the chair of the audit committee; and (v) the member does not rely upon this exemption for a period of more than two years.

Reliance on Section 3.8
Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption permitted by section 3.8 of NI 52-110.  Section 3.8 provides an exemption from the financial literacy requirements of audit committee members, where the member becomes financially literate within a reasonable period of time following his or her appointment and the board of directors of the issuer has determined that the reliance on this exemption will not materially adversely affect the ability of the audit committee to act independently and to satisfy the other requirements of NI 52-110.

Audit Committee Oversight
Since the commencement of the Company’s most recently completed financial year, the Company’s board of directors has adopted the recommendations of the Audit Committee of the Company to nominate and compensate the external auditor.

Pre-Approval Policies and Procedures
The Audit Committee must review and approve in advance any engagement of the external auditors for any non-audit services to the Company, taking into account the potential impact on the independence of the auditors.  The Audit Committee may delegate to one or more members the authority to approve non-audit services, provided that the member reports to the Audit Committee at the next scheduled meeting such pre-approval.

External Auditor Service Fees (By Category)
In the following table, “Audit Fees” are fees billed by the Company’s external auditors for services provided in auditing the Company’s annual financial statements for the subject year.  “Audit-Related Fees” are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements.  “Tax Fees” are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning.  “All Other Fees” are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2012	$70,000	$30,000	$57,500	Nil
December 31, 2011	$99,120	$40,320	Nil	Nil

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings
On December 20, 2012, WFN filed an application for judicial review focused on the Province of Ontario’s authority to approve a production closure plan and challenging the discharge of the duty to consult in the Divisional Court of Ontario. The Company stated that it was proud of the record of its consultations with Aboriginal Communities and while remaining committed to the consultation process and inviting WFN back to the negotiating table to discuss the terms of a benefits agreement, the Company intended to vigorously defend its consultation record and the application which the Company believed to be without merit.  WFN has requested a postponement of its application for judicial review until after the Ontario Court of Appeal has given its decision in the Keewatin v. Minister of Natural Resources Appeal and the Company has agreed to this postponement.

Regulatory Actions
The Company and its subsidiaries are not aware of:

(a)
any penalties or sanctions imposed against the Company or its subsidiaries by a court relating to securities legislation or by a securities regulatory authority during the Company and its subsidiaries’ financial year end,

(b)
any other penalties or sanctions imposed by a court or regulatory body against the Company or its subsidiaries that would likely be considered important to a reasonable investor in making an investment decision, and

(c)
any settlement agreements the Company or its subsidiaries entered into before a court relating to securities legislation or with the securities regulatory authority during the Company and its subsidiaries’ financial year end.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth elsewhere in this AIF, none of the following persons or companies has any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company or its subsidiaries:

(a)	a director or executive officer of the Company or its subsidiaries;

(b)
a person or company that beneficially owns, or controls or directs, directly or indirectly, more than ten percent (10%)  of any class or series of the Company or its subsidiaries’ outstanding voting securities; and

(c)	an associate or affiliate of any of the persons or companies referred to in paragraphs (a) or (b).

TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar of the Company’s common shares is Computershare Investor Services Inc., located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9 and 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.  Registration facilities are maintained by Computershare Investor Services Inc. at its offices in Vancouver.

MATERIAL CONTRACTS

There are no contracts that are material to Rubicon or any of its subsidiaries, other than a contract entered into in the ordinary course of business that is not required to be disclosed under NI 51-102, and that was entered into within the most recently completed financial year, or before the most recently completed financial year but is still in effect.

NAMES AND INTERESTS OF EXPERTS

The following persons, firms and companies are named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under NI 51-102 by the Company during, or relating to, the Company’s most recently completed financial year and whose profession or business gives authority to the statement, report or valuation made by the person, firm or company.

Mr. Herbert A. Smith, P.Eng., a Principal Mining Engineer and Mining Manager for AMC.  Mr. Smith has worked as a Mining Engineer for a total of 35 years, for the most part in underground hard rock mining in Canada in progressively senior engineering roles and has specialized in mine design and planning, mining economic and viability assessment and mining studies at all levels.  Mr. Smith was responsible for the preparation of Sections 1–3, 15-16, 18-22, 24–27 of the Technical Report and visited the Phoenix Gold Project from July 8th to 9th, 2009 and February 9th, 2010 for periods of two days and one day respectively.

Mr. John Morton Shannon, P.Geo., a Principal Geologist and Geology Manager for AMC.  Mr. Shannon has practiced in his profession continuously since 1971, and has been involved in mineral exploration and mine geology in excess of 40 years.  Mr. Shannon was responsible for the preparation of Sections 1, 14, 24-27 of the Technical Report and visited the Phoenix Gold Project from March 29th to 31st, 2011, for a period of two and a half days.

Ms. Dinara Nussipakynova, P.Geo., a Principal Geologist for AMC.  Ms. Nussipakynova has practiced in her profession continuously since 1987, and has been involved in mineral exploration and mine geology for a total of 25 years.  This has involved working in Kazakhstan, Russia and Canada.  Her experience is principally in database management, geological interpretation and resource estimation.  Ms. Nussipakynova was responsible for the preparation of Section 14 of the Technical Report and visited the Phoenix Gold Project from November 29th to December 1st, 2010 and January 11th and 12th, 2011, for periods of three and two days respectively.

Ms. Catherine Pitman, P.Geo., a Senior Geologist for AMC.  Ms. Pitman has practiced in her  profession continuously since 1998, and has been involved in mineral exploration and mine geology for a total of 15 years.  This has involved working in UK and Canada.  Her experience is principally in database management and geological interpretation.  Ms. Pitman was responsible for the preparation of Sections 4-12, 23 and 27 of the Technical Report and visited the Phoenix Gold Project from March 29th to 31st, 2011, for a period of two days.

Mr. Sylvain Caron, Eng., M.Sc., a Senior Metallurgist and Director for Soutex.  Mr. Caron has practiced in his profession continuously since 1982 and has been involved in mineral processing for a total of 29 years.  This has involved working in Canada, Holland, Iran and Burkina Faso.  His experience is principally in iron and gold ores.  Mr. Caron was responsible for the preparation of Sections 13 and 17 of the Technical Report and visited the Phoenix Gold Project from February 16th to 18th, 2011 and April 18th to 20th, 2011, for periods of three days in each case.

Mr. Pierre Roy, P. Eng., M.Sc., a Senior Metallurgist for Soutex.  Mr. Roy has practiced in his profession continuously since 1986 and has been involved in mineral processing for a total of 23 years.  This has involved working in Canada.  His experience is principally in iron and gold ore and in environment management.  Mr. Roy was responsible for the preparation of Sections 13 and 17 of the Technical Report and visited the Phoenix Gold Project in October 2009 and again from February 16th to the 18th, 2011 and April 18th to the 20th, 2011, for periods of three days in each case.

Matthew C. Wunder, B.Sc. P.Geo., Vice President of Exploration, prepared and supervised the preparation of the technical information on the Company’s Red Lake properties in this AIF, the Management Discussion & Analysis for the financial year ended December 31, 2012 and news releases issued during 2012, and is an officer of the Company.

Terry Bursey, B.Sc. (Hons.), P.Geo., Regional Manager, prepared and supervised the preparation of the technical information on the Company’s Red Lake properties in this AIF, the Management Discussion & Analysis for the financial year ended December 31, 2012 and news releases issued during2012, and is an employee of the Company.

Eric Hinton, (P. Eng. MB, ON), was the Project Manager of the Company until August 24, 2012.  Mr. Hinton is a professional mining engineer in the provinces of Manitoba and Ontario and the Qualified Person for the bulk sample.  He had assisted in the preparation of news releases issued during January to August 2012.

To the best of the Company’s knowledge, none of Herbert A. Smith, John Morton Shannon, Dinara Nussipakynova, Catherine Pitman, Sylvain Caron, Pierre Roy, AMC or Soutex held any registered or beneficial interest, direct or indirect in any securities or other property of Rubicon or one of its associates or affiliates when the Technical Report was prepared and no securities or other property of Rubicon or one of its associates or affiliates were subsequently received or are to be received by such experts.

Matthew C. Wunder directly or indirectly holds registered or beneficial interests in 38,000 common shares of the Company (representing less than 1% of the issued and outstanding common shares as at the date of this AIF), and 745,000 stock options to acquire 745,000 common shares of the Company.

Terry Bursey directly or indirectly holds registered or beneficial interests in 24,900 common shares of the Company (representing less than 1% of the issued and outstanding common shares as at the date of this AIF), and 377,300 stock options to acquire 377,300 common shares of the Company.

PricewaterhouseCoopers LLP., independent registered chartered accountants, are the auditors of the Company and have performed the audit in respect of the annual financial statements of the Company for the financial year ended December 31, 2012.  PricewaterhouseCoopers LLP., are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia and within the meaning of PCAOB Rule 3520, Auditor Independence.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com including the following:

Additional information, including particulars of directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in the 2012 Information Circular prepared in respect of the Company’s most recent annual meeting.

Additional financial information is provided in the Company’s annual financial statements and Management’s Discussion & Analysis for the financial year ended December 31, 2012.

For copies of this Annual Information Form and documents incorporated by reference herein please contact:

Robert G. Lewis,
Chief Financial Officer
Rubicon Minerals Corporation
Suite 1540 - 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

Telephone: (604) 623-3333
Facsimile:  (604) 623-3355